                                          Filed Pursuant to Rule 424(b)(3)
                                          Registration Statement No. 333-81101


 THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND
                                MAY BE CHANGED.

                  Subject to Completion. Dated July 23, 1999.
            Prospectus Supplement to Prospectus dated July 14, 1999.

                                 $1,000,000,000
                                      LOGO

                $                     % Senior Notes due 200
                $                     % Senior Notes due 200
                $                     % Senior Notes due 200
                             ----------------------

     Sun Microsystems, Inc. will pay interest on the notes on                and
               of each year. The first such payment will be made on
            , 2000. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     Sun has the option to redeem all or any portion of the notes at any time at the redemption price described in the prospectus supplement, plus accrued interest.

     Application has been made to list the notes on the Luxembourg Stock Exchange. However, Sun does not expect to receive approval of its application from the Luxembourg Stock Exchange prior to the delivery date of the notes. Furthermore, Sun cannot guarantee that approval for listing of the notes will be received at all.

     See "Risk Factors" on page 4 of the accompanying prospectus to read about certain factors you should consider before buying the notes.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                    Per Note            Per Note            Per Note
                                    Due 200    Total    Due 200    Total    Due 200    Total
                                    --------   ------   --------   ------   --------   ------
Initial public offering price.....         %   $               %   $               %   $
Underwriting discount.............         %   $               %   $               %   $
Proceeds, before expenses, to
  Sun.............................         %   $               %   $               %   $

     The initial public offering prices set forth above do not include accrued
interest, if any. Interest on the notes will accrue from             , 1999 and
must be paid by the purchaser if the notes are delivered after             ,
1999.
                             ----------------------

     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, Euroclear and Cedelbank
against payment in New York, New York on             , 1999.

GOLDMAN, SACHS & CO.
          MERRILL LYNCH & CO.

                    SALOMON SMITH BARNEY

                              ABN AMRO INCORPORATED

                                       BANC OF AMERICA SECURITIES LLC

                                               CHASE SECURITIES INC.

                                                     J.P. MORGAN & CO.

                             ----------------------

                Prospectus Supplement dated             , 1999.

      NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY SUN OR ANY UNDERWRITER THAT WOULD PERMIT DISTRIBUTION OF A PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. ANY PERSON INTO WHOSE POSSESSION THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS COMES IS ADVISED BY SUN AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE NOTES AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS.

      Sun, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all information with respect to Sun and the notes which is material in the context of the issuance and offering of the notes, that the information contained in this prospectus supplement and accompanying prospectus is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed in this prospectus supplement and accompanying prospectus are honestly held and have been reached after considering all relevant circumstances and are based on reasonable assumptions, that there are not other facts the omission of which would, in the context of the issue and offering of the notes, make this prospectus supplement and the accompanying prospectus as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect, that all reasonable inquiries have been made by Sun to verify the accuracy of such information and that this prospectus supplement and the accompanying prospectus do not contain an untrue statement of material fact or omit to state a material fact required to be stated in this prospectus supplement and accompanying prospectus or necessary in order to make the statements in this prospectus supplement and accompanying prospectus, in the light of the circumstances under which they were made, not misleading. Sun accepts responsibility accordingly.

      This prospectus supplement and the accompanying prospectus refer to documents incorporated by reference. For the prospectus used for purposes of listing with the Luxembourg Stock Exchange, incorporation by reference will not be applicable and those documents otherwise incorporated by reference as of the date of this prospectus supplement will be attached to this prospectus as a supplement.

                           FORWARD-LOOKING STATEMENTS

      This prospectus supplement includes or incorporates by reference forward-looking statements, including those identified by the words "believes," "anticipates," "expects," and similar expressions. Sun has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- changes in general economic conditions,

- adverse changes in the specific market for Sun's products,

- adverse business conditions,

- decreased or lack of growth in the computing industry,

- adverse changes in customer order patterns,

- increased competition,

- lack of acceptance of new products,

- pricing pressures,

- lack of success in technological advancements,

- risks associated with foreign operations, including the downturn of economic trends and unfavorable currency movements in the Asia Pacific and Latin American marketplaces,

- risks associated with Sun's efforts to comply with Year 2000 requirements,

- risks associated with Sun's new business practices, processes and information systems.

      Sun undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement or in the incorporated documents might not occur.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Sun has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Sun is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. The business, financial condition, results of operations and prospects of Sun may have changed since that date.

                                  THE COMPANY

      We are a leading worldwide provider of products, services and support solutions for building and maintaining network computing environments. We sell scalable computer systems, high-speed microprocessors, and a complete line of high performance software for operating network computing equipment and storage products. We also provide a full range of services, including support, education, and professional services. Our products and services command a significant share of the rapidly growing network computing market, which includes the Internet and corporate intranets. Our products are used for many demanding commercial and technical applications in various industries including telecommunications, manufacturing, financial services, education, retail, government, energy and healthcare. We owe much of our success to our adherence to open industry standards, the Solaris(TM) Operating Environment, the UNIX(R) platform, and the UltraSPARC(TM) (Ultra Scalable Processor Architecture) microprocessor architecture. In addition we are committed to investment in and ownership of intellectual property, leveraging our partnerships with industry leaders and enabling the Internet and the "Net Economy."

      For the latest fiscal year ended June 30, 1999, we had annual revenues of more than $11.7 billion, over 29,000 employees, and we conduct business in over 150 countries. We were incorporated in California in February, 1982 and reincorporated in Delaware in July, 1987.

                              RECENT DEVELOPMENTS

      Net revenues for the fourth quarter of fiscal 1999 were $3,514.6 million, an increase of 22% from $2,881.1 million in the fourth quarter of fiscal 1998. Net income for the fourth quarter of fiscal 1999 was $395.2 million, or $0.48 per share on a diluted basis, an increase of 44.8% and 37.1%, respectively, from net income of $273 million, or $0.35 per share on a diluted basis, in the fourth quarter of fiscal 1998.

                                 CAPITALIZATION

      The following table sets forth the unaudited long-term debt and capitalization of Sun and its subsidiaries as of March 28, 1999, and at that date as adjusted to give effect to the offering of the notes in the amount of $1 billion. This table should be read in conjunction with Sun's consolidated financial statements and notes thereto which have been incorporated in this prospectus supplement by reference.

                                                                  MARCH 28, 1999(1)
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
200  Notes..................................................  $       --    $
200  Notes..................................................          --
200  Notes..................................................          --
                                                              ----------    ----------
  Total.....................................................  $       --    $1,000,000
                                                              ----------    ----------
Stockholders' equity:
  Preferred Stock, $0.001 par value, 10,000 shares
     authorized; 3,000 shares designated as Series A
     Preferred; none of which are issued and outstanding....          --            --
  Common Stock, $0.0067 par value, 1,800,000 shares
     authorized; 867,195,832 shares issued and
     outstanding(2).........................................         581           581
  Additional paid-in capital................................   1,680,421     1,680,421
  Retained earnings.........................................   3,795,041     3,795,041
  Treasury stock, at cost; 93,333,310 shares................   1,061,135     1,061,135
  Currency translation adjustment and other.................      (3,762)       (3,762)
     Total stockholders' equity.............................   4,411,146     4,411,146
                                                              ----------    ----------
       Total capitalization.................................  $4,411,146    $4,411,146
                                                              ==========    ==========

-------------------------
(1) Amounts adjusted to reflect a two-for-one stock split effected in the form of a dividend which was paid on April 8, 1999. All references to common stock and stockholders' equity have been restated as if the stock dividend had occurred as of March 28, 1999.

(2) Does not include approximately 220,575,986 shares of Common Stock reserved for issuance pursuant to Sun's stock option and stock purchase plans under which options and rights to purchase approximately 97,155,666 shares were outstanding as of March 28, 1999.

                                USE OF PROCEEDS

      We anticipate that any net proceeds from the sale of notes will be used to fund expansion of our business, including for:

- additional working capital,

- capital expenditures,

- acquisitions of products, technologies and businesses, and

- general corporate purposes.

      Pending the application of the net proceeds, we expect to invest the proceeds from the sale of notes in interest-bearing securities.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated statements of income of Sun for each of the five years in the period ended June 30, 1998 and the selected consolidated balance sheet data as of June 30, 1996, 1997 and 1998 have been derived from Sun's consolidated financial statements which statements have been audited by Ernst & Young LLP, independent public accountants, as indicated in their report incorporated by reference in this prospectus. The income statement data for the nine months ended March 29, 1998 and March 28, 1999 and 1998, and the balance sheet data as of March 28, 1999 are derived from unaudited consolidated financial statements. The selected financial data should be read in conjunction with Sun's consolidated financial statements and accompanying notes, which are incorporated in this prospectus by reference. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                                                    NINE MONTHS ENDED
                                                            FISCAL YEARS ENDED JUNE 30,           ---------------------
                                                     ------------------------------------------   MARCH 29,   MARCH 28,
                                                      1994     1995     1996     1997     1998      1998        1999
                                                     ------   ------   ------   ------   ------   ---------   ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
SUMMARY CONSOLIDATED STATEMENTS OF INCOME:
Net revenues.......................................  $4,690   $5,902   $7,095   $8,598   $9,791    $6,910      $8,212
Costs and expenses:
  Cost of sales....................................   2,753    3,336    3,921    4,320    4,693     3,301       3,960
  Research and development.........................     500      563      653      826    1,014       735         910
  Selling, general and administrative..............   1,160    1,503    1,788    2,402    2,777     1,985       2,263
Purchased in-process research and development......      --       --       58       23      177       162         121
                                                     ------   ------   ------   ------   ------    ------      ------
    Total costs and expenses.......................   4,413    5,402    6,420    7,571    8,661     6,183       7,254
                                                     ======   ======   ======   ======   ======    ======      ======
Operating income...................................     277      500      675    1,027    1,130       728         958
Gain on sale of equity investment..................      --       --       --       62       --        --          --
Interest income (expense), net.....................       6       23       34       32       46        33          58
Income before income taxes.........................     283      523      709    1,121    1,176       761       1,016
Provision for income taxes.........................      88      167      232      359      413       271         380
Net income.........................................  $  196   $  356   $  477   $  762   $  763    $  490      $  636
                                                     ======   ======   ======   ======   ======    ======      ======
Net income per common share -- diluted.............  $ 0.25   $ 0.45   $ 0.61   $ 0.98   $ 0.97    $ 0.62      $ 0.79
                                                     ======   ======   ======   ======   ======    ======      ======
Shares used in the calculation of net income per
  common share -- diluted..........................     774      787      787      778      789       789         810

                                                                          AS OF
                                                                      JUNE 30, 1999              AS OF
                                                                --------------------------     MARCH 28,
                                                                 1996      1997      1998        1999
                                                                ------    ------    ------    -----------
                                                                      (IN MILLIONS)
BALANCE SHEET DATA:
Cash, cash equivalents and short term investments...........    $  990    $1,113    $1,298      $1,999
Working capital.............................................     1,544     1,879     2,025       2,502
Total assets................................................     3,801     4,697     5,771       7,509
Long-term debt and other obligations........................        60       106        75          --
Stockholders' equity........................................     2,251     2,742     3,514       4,411

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

      The following table sets forth items from the Condensed Consolidated Statements of

Income as a percentage of total net revenues:

                                            THREE MONTHS ENDED        NINE MONTHS ENDED
                                          ----------------------    ----------------------
                                          MARCH 28,    MARCH 29,    MARCH 28,    MARCH 29,
                                            1999         1998         1999         1998
                                          ---------    ---------    ---------    ---------
Net revenues:
  Products............................       86.1%        87.6%        86.1%        88.0%
  Services............................       13.9         12.4         13.9         12.0
                                            -----        -----        -----        -----
     Total net revenues...............      100.0        100.0        100.0        100.0
                                            -----        -----        -----        -----
Cost of sales:
  Products............................       39.9         39.6         39.9         40.4
  Sales...............................        7.7          7.1          8.3          7.4
                                            -----        -----        -----        -----
     Total cost of sales..............       47.6         46.7         48.2         47.8
                                            -----        -----        -----        -----
Gross margin..........................       52.4         53.3         51.8         52.2
Research and development..............       11.0         10.7         11.1         10.6
Selling, general and administrative...       27.4         28.5         27.6         28.7
Purchased in-process research and
  development.........................        1.0           --          1.5          2.3
                                            -----        -----        -----        -----
Operating income......................       13.1         14.1         11.7         10.5
Interest income, net..................        0.7          0.3          0.7          0.5
                                            -----        -----        -----        -----
Income before income taxes............       13.8         14.4         12.4         11.0
Provision for income taxes............        4.9          4.9          4.7          3.9
                                            -----        -----        -----        -----
Net Income............................        8.9%         9.5%         7.7%         7.1%
                                            =====        =====        =====        =====

      The following sections contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, and the cautionary statements set forth below, specifically those contained under "Forward-Looking Statements" in this prospectus, identify important factors that could cause actual results over the next few quarters to differ materially from those predicted in any such forward-looking statements.

                             RESULTS OF OPERATIONS

NET REVENUES

      Net revenues were $2,936 million for the third quarter of fiscal 1999 and $8,211.7 million for the first nine months of fiscal 1999, representing increases of 24.4% and 18.8%, respectively, over the corresponding periods of fiscal 1998.

      Sun's products net revenues were $2,526.6 million for the third quarter of fiscal 1999, an increase of $459.3 million, or 22.2%, over the third quarter of fiscal 1998. Net product revenues were $7,067.5 million for the nine months ended March 28, 1999, an increase of $990.3 million, or 16.3%, over the corresponding period of fiscal 1998. Substantially all of the growth in products revenues for the quarter ended March 28, 1999 resulted from strong demand for Sun's enterprise and workgroup servers, and to a lesser extent from increased revenues generated by Sun's storage products. More than half of the growth in products revenues for the nine month period ended March 28, 1999 resulted from strong demand for workgroup servers and to a lesser extent, Sun's low-end desktop and storage products. The growth in products revenue in both the quarter and year-to-date periods was partially offset by a decline in high-end desktop product volumes as the result of a shift in customer purchasing patterns towards low-end desktop products and workgroup servers.

      Sun's services net revenues were $409.4 million for the third quarter of fiscal 1999, an increase of $115.8 million or 39.4% over the third quarter of fiscal 1998. Net revenues from services were $1,144.2 million for the nine months ended March 28, 1999, an increase of $311.6 million, or 37.4%, over the corresponding period of fiscal 1998. The increases in services revenues are primarily the result of a shift in product mix toward premium priced contracts and a larger installed product base due to increased product unit sales, as well as increased revenues associated with Sun's professional and educational services.

      Domestic net revenues increased by 22% and 17.3 % in the third quarter and first nine months of fiscal 1999, respectively. International net revenues (including United States exports) grew 26.7% and 20.4% in the third quarter and first nine months of fiscal 1999, respectively, compared with the corresponding periods of fiscal 1998. In U.S. dollars, European net revenues increased 23.6% and 26.9%, Rest of World (ROW) net revenues increased 26.8% and 16%, and Japanese net revenues increased 35% and 9.2%, in the third quarter and first nine months of fiscal 1999, respectively, when compared with the corresponding periods of fiscal 1998. The increases in Europe and the ROW are due to demand for Sun's network computing products and services. For the quarter ended March 28, 1999, demand was particularly strong in Germany and certain southern European countries, while relatively unchanged in the United Kingdom and certain Northern European countries in relation to the prior year's comparable period. For the nine months ended March 28, 1999, Sun experienced continued growth on a year over year basis in all European regions, with the strongest growth in Germany and Southern Europe. Although Sun has experienced U.S. dollar revenue growth in the European marketplace on both a year-over-year and quarter-over-quarter basis in relation to the prior year's comparable periods, there can be no assurance that such trends will continue. In particular, if capital spending declines in certain countries or industries as the result of Year 2000 spending concerns or other economic factors, Sun's results from operations and cash flows could be adversely impacted. Sun attributes the increase in Japanese revenues in the third quarter and nine months ended March 28, 1999 primarily to increased demand within the region for Sun's products, rather than a sign of strengthening in the Asian economies. Sun remains cautious with regard to the Japanese market and does not expect the current Japanese macroeconomic trends to change significantly or materially in the near term. The foregoing is a forward-looking statement that is subject to risks and uncertainties, and actual results may differ materially from those set forth in such statement as the result of a number of factors. In particular, if the Japanese economy significantly worsens in a quarter or declines over an extended period of time, Sun's results from operations and cash flows could be adversely affected.

      A portion of Sun's operations consists of manufacturing and sales activities in foreign jurisdictions. As a result, Sun's results could be significantly adversely affected by factors such as changes in foreign currency exchange rates or economic conditions in the foreign markets in which Sun distributes its products. Sun is primarily exposed to changes in exchange rates on the Japanese yen, British pound sterling, French franc and German mark. When the U.S. dollar strengthens against these currencies, the U.S. dollar value of non-U.S. dollar-based sales decreases. When the U.S. dollar weakens against these currencies, the U.S. dollar value of non-U.S. dollar-based sales increases. Correspondingly, the U.S. dollar value of non-U.S. dollar-based costs increases when the U.S. dollar weakens and decreases when the U.S. dollar strengthens. Overall Sun is a net receiver of currencies other than the U.S. dollar and, as such, benefits from a weaker dollar, and is adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect Sun's consolidated sales and gross margins as expressed in U.S. dollars.

      To mitigate the short-term effect of changes in currency exchange rates on Sun's non-U.S. dollar-based sales, product procurement, and operating expenses, Sun regularly hedges its net non-U.S. dollar-based exposures by entering into foreign exchange forward and option contracts to hedge transactions. Currently, hedge contracts do not extend beyond three months. Given the short-term nature of Sun's foreign exchange forward and options contracts, Sun's exposure to risk associated with currency market movement on these instruments is not material.

GROSS MARGIN

      Total gross margin was 52.4% for the third quarter of fiscal 1999 and 51.8% for the first nine months of fiscal 1999, compared with 53.3% and 52.2%, respectively, for the corresponding periods of fiscal 1998.

      Products gross margin was 53.7% in the third quarter of fiscal 1999 and 53.6% for the first nine months of fiscal 1999, compared with 54.8% and 54.1%, respectively, for the corresponding periods of fiscal 1998. The decreases in the products gross margin for the third quarter and first nine months of fiscal 1999 reflect the effects of increased volumes of lower margin low-end desktop products and certain workgroup servers. These decreases in products gross margin are partially offset by an increased volume of higher margin richly configured enterprise servers and a reduction in manufacturing costs. There could be a further downward impact upon products gross margin as the result of continued shifts in customer purchasing patterns towards low-end desktop products and workgroup servers.

      Services gross margin was 44.7% for the third quarter of fiscal 1999 and 40.5% for the first nine months of fiscal 1999, compared with 42.7% and 38.9%, respectively, for the corresponding periods of fiscal 1998. The increases in services gross margin for the third quarter and first nine months of fiscal 1999 reflect increased market penetration in enterprise datacenter accounts, an overall shift in service contract product mix toward premium priced contract offerings resulting from a larger installed base of high-end server products, increased enrollment in training courses, increased utilization of customer training facilities, continued growth in professional services, and increased economies of scale in certain geographic markets. The quarter over quarter increase in services gross margin was greater than the year-over-year increase, partially due to further realization of benefits related to infrastructure investments by Sun in its services business in fiscal 1998 and early fiscal 1999. There can be no assurance that services gross margins will continue to grow at a rate consistent with rates previously realized. Sun continuously evaluates the competitiveness of its product offerings. These evaluations could result in repricing actions in the near term. Sun's future operating results would be adversely affected if such repricing actions were to occur and Sun were unable to mitigate the resulting margin pressure by maintaining a favorable mix of systems, software, service, and other products and by achieving component cost reductions, operating efficiencies and increasing volumes.

RESEARCH AND DEVELOPMENT

      Research and development (R&D) expenses increased to $323.1 million in the third quarter of fiscal 1999, compared with $252.8 million for the third quarter of fiscal 1998. R&D expenses were $909.9 million for the first nine months of fiscal 1999, compared with $734.6 million for the corresponding period of fiscal 1998. As a percentage of total net revenues, R&D expenses were 11.0% and 11.1% for the third quarter and first nine months of fiscal 1999, respectively, compared with 10.7 % and 10.6% for the third quarter and first nine months of fiscal 1998, respectively. Both the dollar and percentage increase in R&D expenses in the third quarter and first nine months of fiscal 1999 over the corresponding periods in fiscal 1998 primarily reflect increased expenditures focused on the development of a broad line of scaleable hardware products, including servers, workstations and storage technologies, software products which utilize the Java(TM) platform, Solaris(TM) operating environment software and SPARC(TM) microprocessors. The remaining increase in R&D expenses is due to further development of products acquired through acquisitions and increased compensation and compensation-related costs due primarily to higher levels of R&D staffing. The increase in R&D expenses reflects Sun's belief that to maintain its competitive position in a market characterized by rapid rates of technological advancement, we must continue to invest significant resources in new systems, software products and microprocessor development, as well as enhancements to existing products. Sun continues to expect the level of R&D expenses to remain at approximately 11% of revenue for fiscal 1999. The foregoing is a forward-looking statement that is subject to risks and uncertainties and actual results could differ materially from those set forth in such statement as a result of a number of factors. In particular, Sun's costs of product development and related compensation expenses could increase.

SELLING, GENERAL AND ADMINISTRATIVE

      Selling, general and administrative (SG&A) expenses increased to $803.9 million in the third quarter of fiscal 1999, compared with $672.6 million for the third quarter of fiscal 1998. SG&A expenses were $2,263 million for the first nine months of fiscal 1999, compared with $1,984.5 million for the corresponding period of fiscal 1998. As a percentage of total net revenues, SG&A expenses decreased to 27.4% and 27.6% for the third quarter and first nine months of fiscal 1999, respectively, from 28.5% and 28.7%, for the third quarter and first nine months of fiscal 1998, respectively. Overall SG&A spending increased by approximately $131.2 million or 19.5% in the third quarter of fiscal 1999 in comparison with the same period of fiscal 1998. For the nine month period ended March 28, 1999, overall SG&A spending increased by approximately $278.5 million or 14% in comparison to the corresponding period of fiscal 1998. The dollar increases in fiscal 1999 are primarily attributable to increased compensation and compensation related expenses resulting from higher levels of headcount, principally in the sales organization, annual salary adjustments and, to a lesser extent, marketing costs related to promotional programs and increased goodwill amortization expense resulting from several acquisitions. The dollar increase for the nine months ended March 28, 1999 also reflects investments aimed at improving Sun's own business processes. Sun expects to continue to hire personnel, although at a lower rate than in fiscal 1998, to further expand its demand creation programs and support organizations.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

      For information with respect to Sun's in-process research and development charges for the third quarter and nine months of fiscal 1999, see Sun's Quarterly Report on Form 10-Q for the quarter ended March 28, 1999 incorporated by reference in this prospectus.

INTEREST INCOME, NET

      Net interest income was $22.4 million for the third quarter and $58.0 million for the first nine months of fiscal 1999, compared with $12.4 million and $33.1 million, respectively for the corresponding periods in fiscal 1998. The increases in 1999 are primarily the result of higher interest earnings due to a larger average portfolio of cash and short-term investments.

INCOME TAXES

      Sun's effective income tax rate was 33% for the third quarter and first nine months of fiscal 1999, before tax charges of $10.9 million resulting from a write-off of IPRD associated with the acquisition of Maxstrat in the third quarter of fiscal 1999, $3.2 million resulting from a write-off of IPRD associated with the acquisition of i-Planet in the second quarter of fiscal 1999 and $30.4 million resulting from a write-off of IPRD associated with the acquisition of NetDynamics in the first quarter of fiscal 1999. The effective tax rate including such charges for the third quarter and nine months ended March 28, 1999 was 35.7% and 37.4%, respectively. Sun's effective income tax rate

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for the third quarter and nine months ended March 29, 1998 was 33% before a tax charge of $19.8 million resulting from a write-off of IPRD associated with the acquisitions of Diba Inc. and Integrity Arts, Inc. in the first quarter of fiscal 1998. Sun currently expects its effective tax rate to remain at 33% for the balance of fiscal 1999, exclusive of any acquisition-related charges.

                              YEAR 2000 COMPLIANCE

      Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As the Year 2000 approaches, these code fields will need to be able to distinguish years beginning with "19" from those beginning with "20." As a result, in less than six months, computer systems and/or software products used by many companies may need to be upgraded to comply with such Year 2000 requirements. Sun is currently expending resources to review its products and services, as well as its internal use software in order to identify and modify those products, services and systems that are not Year 2000 compliant. Sun believes that the vast majority of these costs are not incremental to Sun but represent a reallocation of existing resources and include regularly scheduled system upgrades and maintenance. In addition, Sun has made custom coding enhancements to its mission-critical internal business systems and Sun believes that such internal systems are now Year 2000 compliant. Sun is working to make its remaining internal systems Year 2000 compliant by September 30, 1999.

      Although Sun believes that the costs associated with the aforementioned Year 2000 efforts are not material, Sun currently estimates that such costs will be approximately $37 million, of which approximately $25 million has been spent through June 30, 1999. The aforementioned costs are estimates due in large part to the fact that Sun does not separately track the internal labor costs associated with Year 2000 compliance, unless such costs are incurred by individuals devoted primarily to Year 2000 compliance efforts. These cost estimates do not include any potential costs related to any customer or other claim. In addition, these cost estimates are based on the current assessment of the ongoing activities described above, and are subject to change as Sun continuously monitors these activities. Sun believes any modifications deemed necessary will be made on a timely basis and does not believe that the cost of such modifications will have a material adverse effect on Sun's operating results. Sun currently expects the aforementioned evaluation of its products, services, and systems and any remediation necessary will be completed by September 30, 1999. As of June 30, 1999, Sun had not identified any items or areas which would require significant remediation efforts. Sun's expectations as to the extent and timeliness of any modifications required in order to achieve Year 2000 compliance and the costs related thereto are forward-looking statements subject to risks and uncertainties. Actual results may vary materially as a result of a number of factors, including, among others, those described in this section. There can be no assurance however, that Sun will be able to successfully modify on a timely basis such products, services and systems to comply with Year 2000 requirements, which failure could have a material adverse effect on Sun's operating results.

      Sun has established a program to assess whether certain of its products are Year 2000 compliant. Under the program, Sun is in the process of performing tests on its products listed on Sun's price lists. To monitor this program and to help customers evaluate their Year 2000 issues Sun has created a web site at http://sun.com/y2000/cpl.html which identifies the following categories: products that were released Year 2000 compliant; products that require modifications to be Year 2000 compliant; products under review; products that are not Year 2000 compliant and need to be replaced with a Year 2000 compliant product; source code products that could be modified and implemented without Sun's review; and products that do not process or manipulate date data or have no date-related technology. This list is periodically updated as analysis of additional products is completed.

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      Based on Sun's assessment to date, most newly introduced products and services of Sun are Year 2000 compliant, however, there can be no assurance that Sun's current products do not contain undetected errors or defects associated with Year 2000 functions that may result in material costs to Sun. In addition, some of Sun's customers are running products that are not Year 2000 compliant and will require an upgrade or other remediation to become Year 2000 compliant. Sun provides limited warranties as to Year 2000 compliance on certain of its products and services. Except as specifically provided for in the limited warranties, Sun does not believe it is legally responsible for costs incurred by customers to achieve Year 2000 compliance. Sun has been taking steps to identify affected customers, raise customer awareness related to noncompliance of Sun's older products and encourage such customers to migrate to current products or product versions. It is possible that Sun may experience increased expenses in addressing migration issues for such customers or customer dissatisfaction as a result of Year 2000 issues, which may have a material adverse effect on Sun's operating results.

      Sun also faces risks to the extent that suppliers of products, services and systems purchased by Sun and others with whom Sun transacts business on a worldwide basis do not have business systems or products that comply with Year 2000 requirements. To the extent that Sun is not able to test technology provided by third party hardware or software vendors, Sun is in the process of carrying out audits and obtaining Year 2000 compliance certifications from each of its major vendors that their products and internal systems, as applicable, are Year 2000 compliant. In the event any such third parties cannot timely provide Sun with products, services or systems that meet the Year 2000 requirements, Sun's operating results could be materially adversely affected. Furthermore, a reasonably likely worst case scenario would be if one of Sun's major vendors experienced a material disruption in business, which caused Sun to experience a material disruption in business, such a disruption would have a material adverse effect on Sun's business, financial condition and operating results. Should either Sun's internal systems or the internal systems, products or services of one or more of Sun's major vendors fail to achieve Year 2000 compliance, Sun's business, financial position or results of operations could be materially adversely affected. Sun is currently developing contingency plans to deal with potential Year 2000 problems related to such of its internal systems as are deemed to be high risk and with respect to products and services provided by outside vendors and expects these plans to be complete by September 30, 1999.

      Although Sun believes that the cost of Year 2000 modifications for both internal use software and systems, as well as Sun's products are not material, there can be no assurance that various factors relating to the Year 2000 compliance issues will not have a material adverse effect on Sun's business, operating results or financial position. For example, a significant amount of litigation may arise out of Year 2000 compliance issues and there can be no assurance as to the extent Sun may be affected by any such litigation. Even though Sun does not believe that it is legally responsible for its customer's Year 2000 compliance obligations, it is unclear whether different governments or governmental agencies may decide to allocate liability relating to Year 2000 compliance to Sun without regard to specific warranties or warranty disclaimers. Such allocation of liability could have a materially adverse effect on Sun's financial condition and results of operations in any given quarter. Furthermore, it is unknown how customer spending patterns may be impacted by Year 2000 issues. As customers focus on preparing their businesses for the Year 2000, capital budgets may be spent on remediation efforts, potentially delaying the purchase and implementation of new systems, thereby creating less demand for Sun's products and services. These as well as other factors could have a material adverse effect on Sun's revenues or operating results.

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                        LIQUIDITY AND CAPITAL RESOURCES

      Sun's financial condition strengthened as of March 28, 1999 when compared with June 30, 1998. During the first nine months of fiscal 1999, cash flows from operating activities generated $1,485.1 million in cash and cash equivalents. Non-cash expenses affecting cash provided by operating activities in the first nine months of fiscal 1999 included depreciation and amortization expense of $450.1 million, tax benefits of options exercised of $165.6 million and charges for IPRD of $120.7 million in connection with the acquisitions of NetDynamics, Maxstrat, i-Planet and Beduin. Favorably affecting cash provided by operations were increases in accounts payable and other liabilities of $223 million and $655.1 million, respectively, which reflect the timing of payments for inventory and other items. Offsetting these items, accounts receivable increased $357.8 million which reflects an increase in revenue and days sales outstanding. Additionally, other current assets increased due to the timing of payments for insurance and other taxes. Other long-term assets increased primarily due to an increase in intangible assets in connection with the acquisitions of NetDynamics and Maxstrat, as well as a license acquired in connection with the Sun/AOL transaction as described in the footnotes to the condensed consolidated financial statements included in Sun's Quarterly Report on Form 10-Q for the quarter ended March 28, 1999 incorporated by reference in this prospectus supplement and accompanying prospectus.

      Sun's investing activities used $1,567.4 million of cash in the first nine months of fiscal 1999, an increase of $794.2 million from the prior year's comparable period. The increase resulted primary from increased acquisitions of short-term investments during the first nine months of fiscal 1999, as compared with the prior year's period. Also included in investing activities is capital spending for real estate development, as well as capital additions to support increased headcount, primarily in Sun's engineering, services and marketing organizations.

      Sun's financing activities used $32.6 million of cash in the first nine months of fiscal 1999, a decrease of $163.6 million from the prior year's comparable period. The decrease is primarily due to an increase in stock issuances during the first nine months of fiscal 1999 and a reduction in short-term borrows for the first nine months of fiscal 1998.

      At March 28, 1999, Sun's primary sources of liquidity consisted of cash, cash equivalents and short-term investments of $1,998.8 million and a revolving credit facility with banks aggregating $500 million, which was available subject to compliance with certain covenants. Additionally, in June 1999, Sun filed a Registration Statement with the Securities and Exchange Commission relating to the registration for public offering of senior and subordinated debt securities and common stock with an aggregate initial public offering price of up to $4 billion. On July 14, 1999, the Registration Statement became effective, so that Sun may now choose to offer, from time to time, the securities pursuant to Rule 415 in one or more separate series, in amounts, at prices and on terms to be set forth in the prospectus contained in the Registration Statement and in one or more supplements to the prospectus. Sun believes that the liquidity provided by existing cash and short-term investment balances and the borrowing arrangements described above will be sufficient to meet Sun's capital requirements through fiscal 2000. However, Sun believes the level of financial resources is a significant competitive factor in its industry and may choose at any time to raise additional capital through debt or equity financing to strengthen its financial position, facilitate growth and provide Sun with additional flexibility to take advantage of business opportunities that may arise.

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                                    BUSINESS

      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding market opportunities, market share growth, competitive growth, new product introductions, success of research and development, research and development expenses, customer acceptance of new products, gross margin and selling, and general and administrative expenses. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially. For a detailed listing of the potential factors affecting our business and these forward-looking statements, please refer to "Risk Factors."

                                    GENERAL

      We are a leading worldwide provider of products, services and support solutions for building and maintaining network computing environments. We sell scalable computer systems, high-speed microprocessors, and a complete line of high performance software for operating network computing equipment and storage products. We also provide a full range of services, including support, education, and professional services. Our products and services command a significant share of the rapidly growing network computing market, which includes the Internet and corporate intranets. Our products are used for many demanding commercial and technical applications in various industries including telecommunications, manufacturing, financial services, education, retail, government, energy and healthcare. We owe much of our success to our adherence to open industry standards, the Solaris(TM) Operating Environment, the UNIX(R) platform, and the UltraSPARC(TM) (Ultra Scalable Processor Architecture) microprocessor architecture. In addition we are committed to investment in and ownership of intellectual property, leveraging our partnerships with industry leaders and enabling the Internet and the "Net Economy."

      For the latest fiscal year ended June 30, 1999, we had annual revenues of more than $11.7 billion, over 29,000 employees, and we conducted business in over 150 countries. We were incorporated in California in February, 1982 and reincorporated in Delaware in July, 1987.

                               BUSINESS STRATEGY

      Our objective is to expand our position as a leading global provider of network computing products and services. The key elements of our strategy include:

- developing network computing products and technologies that enable the Internet and the Net Economy

- providing competitive solutions based on open industry standards

- extending our technology leadership and innovation

- investing in support, education and professional services

- leveraging strong industry relationships

DEVELOPING NETWORK COMPUTING PRODUCTS AND TECHNOLOGIES THAT ENABLE THE INTERNET AND THE NET ECONOMY

      We were founded on the notion that computer networks are greater than the sum of their parts and that communication and information access should be uninhibited by the boundaries of proprietary software and hardware architectures. To help us explain this vision we coined the phrase, "The Network is the Computer(TM)", and built networking technologies into every product. From the Solaris(TM) Operating Environment to UltraSPARC microprocessors, from scalable servers to the Java(TM) and Jini(TM) platforms, we are focused on providing customers with a single, high performance, highly reliable network computing architecture. This single focus provides customers with investment protection for their legacy computing environments, a single operating environment that is both backward compatible and scalable across our entire product line (binary

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compatibility) and an upgrade path for their entire network.

      The Internet has grown to encompass much more than simple information sharing. Increasingly, the Internet is enabling a whole new paradigm of business commerce that brings customers closer to suppliers and streamlines the delivery of goods and services. This new paradigm is commonly referred to as the Net Economy and is changing the fundamentals of every business and every industry across the globe. Through our products and technologies, we are helping customers participate in the Net Economy by implementing new processes and practices to take advantage of the opportunities that the Internet can provide.

PROVIDING COMPETITIVE SOLUTIONS BASED ON OPEN INDUSTRY STANDARDS

      From inception, we have focused on developing products and technologies based upon open industry standards to provide customers with flexibility for their networking environments. Through our commitment to open, industry standards, we have created technologies, such as Network File System (NFS(TM)), Scalable Processor Architecture (SPARC(TM)) and most recently Java(TM) and Jini(TM), that have facilitated industry growth.

      Through the Internet, we are realizing our long-standing vision of a network where information can be accessed at anytime, from anywhere, by anyone and from any device. The Internet is growing and expanding to be more than just a repository of information. Increasingly, businesses are looking to the Internet to enable more effective and efficient methods of electronic commerce and communication, to streamline business practices, increase productivity and reduce both costs and complexity. By harnessing the power of the Internet, businesses are transforming traditional practices and promoting the Net Economy. We support this transformation by leveraging the power of our computing technologies in order to provide our customers with the solutions they need to effectively utilize the power of the Internet.

EXTENDING OUR TECHNOLOGY LEADERSHIP AND INNOVATION

      We believe that in order to be a leading developer of enterprise and Internet based products and technologies, we must continue to invest and innovate. Through our research and development investments, which have typically been approximately 10% of annual revenues, we are continually focusing on raising the bar of technological innovation. Over the past few years, we have made significant investments in several of our product technologies, including our highly scalable UltraSPARC processor architecture, our highly reliable and scalable Solaris Operating Environment, our cross-platform Java software development environment powering Internet based applications, our Java-based Jini technology that allows a broad range of devices to connect and share information over the Internet and with one another, our scalable enterprise servers and workstations, and our network-based storage systems and software. Many of these technologies provide us with a competitive advantage and differentiation in the marketplace. We intend to continue our investments into new computing technologies and are focused on continuing to develop and deliver leading edge network computing products based upon our innovations.

INVESTING IN SUPPORT, EDUCATION AND PROFESSIONAL SERVICES

      We are also investing in the expansion of our support, education and professional services. As the market for network computing and Internet products and technologies expands, the demand for services also increases. In recognition of this demand, we have hired nearly 1,700 people in the last fiscal year ended June 30, 1999 into our Enterprise Services organization, which now employs over 7,500 professionals. With a shortage of computing professionals worldwide, our customers are increasingly demanding support for enterprise as well as Internet projects. They require key integration, training, support and development services to bring their business processes and practices to the Internet. In addition, customers are looking for network computing suppliers to

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provide them with solutions to their enterprise and Internet computing needs. To meet the needs of our customers and partners, we will continue to invest in acquiring additional personnel to staff our rapidly growing support, education and professional services organization.

LEVERAGING STRONG INDUSTRY RELATIONSHIPS

      While our product and service offerings are very broad, we recognize that no single supplier of computing solutions can meet all of the needs of all of its customers. We have established long-standing relationships with leading value-added resellers, OEMs, service providers, independent software vendors
(ISV) and systems integrators to deliver solutions that customers demand. Through these strong relationships, we are able to provide the end-to-end solutions that customers require to compete in the Net Economy. We also partner with leading network and application service providers, and offer the products, technologies and services they require for highly reliable applications and networking services to their customers. These cooperative relationships provide an attractive business model for these partners and create an environment where Sun benefits as our partners' businesses grow. In order to foster strong relationships, we have also instituted sales force incentive and flexible financing programs that align our operations with the success of their business.

                             BUSINESS ORGANIZATION

      To facilitate innovation and provide world class support for our global client base, we are structured as a group of businesses, each providing open, standard products and services for commercial and technical computing. This organizational structure, along with our commitment to technical excellence, promotes an entrepreneurial and progressive culture that continues to attract leading technologists and strengthen our position as an industry leader.

      We have focused our business on the following opportunities in the network computing industry:

COMPUTER SYSTEMS AND STORAGE

      Computer Systems and Storage designs, develops, manufactures and sells a broad range of desktop systems, servers, storage and network switches, incorporating the UltraSPARC(TM) microprocessors and the Solaris Operating Environment.

ENTERPRISE SERVICES

      Enterprise Services provides a full range of global services and support for heterogeneous network computing environments, including system/network management and support, education, professional services and systems integration.

SOFTWARE PRODUCTS AND PLATFORMS

      Software Products and Platforms designs, develops and sells our Solaris Operating Environment, Java software and our core technologies for consumer and embedded markets which include Chorus OS(TM) (a real-time operating environment), Java implementations and Jini technologies, as well as our software tools and security products. In addition, this organization is also responsible for software marketing, a software technology OEM sales group and an expanded and integrated ISV/developer relations and market development group.

MICROELECTRONICS

      Microelectronics designs, develops and markets high performance SPARC and Java microprocessors, board reference platforms, processor modules, chips sets and logic products for Sun products and third-party customers.

NETWORK SERVICE PROVIDER

      Network Service Provider sells real-time network platforms and carrier-grade, fault tolerant products that are designed to be extremely reliable. Our Network Service Provider business focuses on the needs of network-based telecommunications

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companies, cable operators, and the network equipment suppliers who develop products and technologies for the broader service provider industry.

      In addition, through our recent alliance with AOL, the Sun-Netscape Alliance, we develop, market and sell enterprise and E-commerce software for consumers and businesses. These software products and technologies, commonly referred to as middleware, compliment our enterprise servers, storage and workstation products. Combined, these products provide customers with comprehensive solutions to their enterprise and Internet computing needs.

                                    PRODUCTS

      Our products and technologies, from our microprocessors to our Solaris Operating Environment to high-end enterprise scalable servers, were designed, developed and produced for the network computing environment.

WORKSTATIONS

      Our workstation products include the Ultra(TM) 5, Ultra 10 and Ultra 60 models. The Ultra 5 is used for business application and software development, offering high performance at a low cost. The Ultra 10 offers value and performance for 3-D graphics applications and is designed for applications such as drafting and design, animation and rendering, modeling and analysis. Finally, the Ultra 60 is Sun's highest performance workstation, in both single and dual processor configurations, and is suited for modeling and virtual prototyping, medical imaging, animation and geosciences.

ENTERPRISE SERVERS

      Our enterprise servers consist of workgroup servers, mid-range servers and data center/ high-performance computing servers. These products run enterprise mission critical application environments, directories, databases, websites and many other applications. They offer significant scalability, reliability, availability, serviceability and performance. In addition, all enterprise servers share common components and offer binary compatibility for all application environments because they all run the Solaris Operating Environment on the UltraSPARC architecture. The primary competitive differentiators for these products in the marketplace are their performance, scalability and reliability. Scalability refers to a system's ability to add resources such as additional microprocessors, memory or input/output to increase performance without adding complexity. Reliability refers to the system's ability to run continuously without interruption. These are two important attributes in our enterprise server products because they provide investment protection for our customers, avoiding costly architecture migrations and downtime that can result from increasing business demands.

      WORKGROUP SERVERS. We offer two products in the Workgroup Server group: the Sun Enterprise(TM) 250 and 450. The Sun Enterprise 250 can be configured with up to two microprocessors, six Ultra SCSI disks, fast ethernet, multiple independent data paths, and multiple redundancy to provide customers with high performance, high throughput, and high reliability for business critical applications. The Sun Enterprise 250 can host electronic mail, websites, directory databases and many other applications.

      The Sun Enterprise 450 servers provide the scalability, performance and reliability for critical business needs. The Sun Enterprise 450 server supports up to four microprocessors and utilizes high speed interconnect and offers 10 PCI slots, which allows the Sun Enterprise 450 to scale as application demand grows. The Sun Enterprise 450 provides the reliability, availability and scalability needed for demanding applications and solutions such as groupware, distributed database applications, clustering, enterprise resource planning as well as e-mail and internet/intranet services.

      MID-RANGE SERVERS. Our mid-range servers offer scalability supporting up to eight processor configurations in the Sun Enterprise 3500 and up to thirty processor configurations in the Sun Enterprise 6500. The entry level Sun Enterprise 3500 is a powerful, scalable, versatile and upgradeable

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departmental server in a compact package. The Sun Enterprise 4500 is expandable up to 14 processors and is one of our most modular and powerful departmental servers, offering outstanding performance and the ability to scale system performance and capacity as needs grow. The Sun Enterprise 5500 is also expandable up to 14 processors and is packaged in a rack configuration allowing the bundling of additional storage in a single enclosure. Finally, the Sun Enterprise 6500 provides customers the ability to deploy large scale, mission-critical applications in a network-based environment. The Sun Enterprise 6500 offers the performance and availability required for mainframe-class mission-critical applications. Our mid-range servers are utilized for e-commerce, databases, decision support, data mining and warehousing, telecommunications, enterprise resource planning and network file system support.

     DATA CENTER/HIGH-PERFORMANCE COMPUTING SERVERS. In the data center/high-performance computing server group, we offer the Sun Enterprise 10000, which is the most scalable UNIX system in the marketplace and incorporates mainframe features. The Sun Enterprise 10000 is designed to offer greater performance and lower total cost of ownership than mainframe products. The Sun Enterprise 10000 is used for server consolidations, application migrations, data mining and warehousing, custom applications, on-line transaction support, enterprise resource planning and databases.

TELECOMMUNICATIONS SERVERS

      For Telecommunications, Cable, Wireless and Network equipment providers, our Netra servers provide NEBS (Network Equipment Building Standard) compliant, carrier grade, high-availability solutions for mission-critical applications. The Netra telecommunications servers are all based on the scalable SPARC/Solaris architecture. At the entry level, the Netra(TM) t1 server offers high availability at low cost with features such as automatic server restart, hot-pluggable disks and lights-out management, which allow providers to remotely manage power status and monitor system health. The Netra t1 was specifically designed for network service providers offering a compact chassis that can be easily stacked into existing racks.

      The Netra t1120/t1125 are NEBS certified, carrier-grade servers which allow network service providers to deploy mission critical applications and services outside the central office. The Netra t1120 is for DC power environments, whereas the Netra t1125 is for AC power. The Netra t1120/t1125 are used by telecommunications and service provider customers for network policy management, directory, load balancing, security, voice messaging and many other applications. The Netra ft1800 is a fault tolerant server offering customers NEBS compliance and extreme reliability. It is specifically designed for central office and data networking environments for running mission critical applications. The Netra ft1800 has been designed to eliminate all single points of failure in order to provide continuous availability. The Netra ft1800 is used for network management and telecommunications applications.

NETWORK STORAGE

      Our Network Storage systems and software also support our strategy of providing products and technologies to network computing environments. Through our broad product line, we are able to deliver not only storage connectivity, but also storage intelligence to the network across multiple operating environments, including NT.

      The Intelligent Storage Server(TM) A7000 offers seamless UNIX/mainframe/NT information sharing capabilities. It is designed to deliver high-end, heterogeneous storage supporting UNIX platforms, mainframes and NT platforms and as such it is ideal for storage consolidation of multiple servers into a single storage unit. The A7000 also offers campus remote mirroring for disaster recovery or business continuance in the event of system failures.

      The A5000 storage array is an all fibre channel array for high performance data warehousing or high bandwidth applications due to the all fibre channel pipes from host to

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fibre channel disks. It offers cluster support for mission critical availability and performance. Both Solaris and NT platforms are supported. This highly reliable and scalable product is a building block disk for creating a new breed of intelligent storage networks.

      The A3500 array features a high-availability design and outstanding performance and capacity for OLTP (On-Line Transaction Processing) applications and departmental-level storage requirements. It also offers cluster support for OLTP applications. This product scales from disks to dual controller, high performance, high availability storage.

      The A1000/D1000 products provide a building-block solution for workgroups and small departments. These products offer a high-performance, affordable, and versatile storage solution. These expandable RAID (Redundant Array of Independent Disks) systems allow customers to customize their storage environments as a stand-alone device offered with or without a controller and to provide optimum scalability as a rack-mounted solution.

      Our tape automation products provide the flexibility, scalable capacities, and high performance for enterprises of all sizes. Sun offers autoloaders using 8mm and digital data service (DDS-3) technology for workgroup environments. The complete family of Sun StorEdge(TM) enterprise tape libraries has been designed with digital linear tape (DLT) technology and one of the industry's leading robotics technology.

      Our storage software applications provide a high level of information protection. Remote Dual Copy of the Sun StorEdge A7000 is designed to offer continuous business operation in the event of a data center disaster, while the Sun StorEdge Enterprise NetBackup(TM) system provides backup/restore for thousands of users and high performance hot database backup for Oracle, Sybase, Informix and SAP databases. Solstice Backup(TM) is a workgroup and departmental solution, optimized for backups of local data. Sun StorEdge Volume Manager(TM), Sun StorEdge LibMON(TM), and Sun StorEdge Enterprise HSM products provide flexible, cost effective information management, allowing more effective utilization of storage resources.

MICROELECTRONICS

      In addition to creating the microprocessors for Sun's workstation and server products, Microelectronics provides OEM customers with a wide range of reference platforms in multiple markets, including enterprise, communications, and consumer electronics. Our microelectronics products include board reference platforms, microprocessor modules, chip sets and logic solutions and microprocessors. The UltraSPARC architecture is one of the most scalable solutions on the market, providing the power behind our servers and workstation products. In addition, we also design Java-based processors for consumer electronics, telecommunications and embedded solutions.

      Our PCI, compact PCI, SBus, Java and ATX board platforms are also used in telecommunications, enterprise computing and consumer electronics solutions, providing OEM customers with a low-cost, scalable, highly reliable solution. Finally, our modules, chip sets and logic products provide customers with the performance and flexibility to create low-cost, scalable, easy to integrate solutions.

SYSTEM AND INTERNET SOFTWARE

      SOLARIS OPERATING ENVIRONMENT. The Solaris product line includes desktop, intranet, Internet Service Provider (ISP) and enterprise operating environments for SPARC and Intel platforms. The Solaris Operating Environment is a high performance, highly reliable, scalable and secure operating environment that is easy to install and use, optimized for the Java platform and supports more than 12,000 applications. The Solaris Operating Environment is optimized for enterprise computing, Internet/Intranet business requirements, powerful databases and high performance technical computing environments.

      We also provide software solutions that focus on network management and network

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security that complement our server and storage product offerings. In addition, we provide Solaris and Java based tools for software developers who create high performance applications for enterprises, telecommunications and the Internet.

      JAVA. Our Java application environment is one of the first widely accepted application environments to allow development of application software independent of the underlying platform. In fiscal 1999, Sun broadly expanded the definition and availability of the Java platform and extended it to the smallest devices, such as smart cards, personal digital assistants, and embedded controllers and set-top boxes with our MicroJava(TM) platform, as well as to the enterprise with our EnterpriseJava platform. These two new Java platforms address very different markets, yet share a common core architecture and Application Programming Interface (API) set. These platforms complement our StandardJava platform which is intended for PC and workstation clients.

      The Java Development Kit enables developers to create and run applets (which are miniature applications written in the Java programming language) that run inside a compatible web browser, and full applications written using the Java programming language.

      JINI. Jini connection technology is based upon a single concept, that devices should work together and simply connect to the network. This means that there are no drivers to find, no complex proprietary software requirements, and no cables and connectors that never seem to match. There are three Jini System Software product offerings: the Jini System Software Starter Kit, the Jini Technology Core Platform Compatibility Kit, and the JavaSpaces(TM) Technology Kit. These products contain components of the Jini technology to assist developers in creation of new Jini services.

                       ENTERPRISE SUPPORT, EDUCATION AND
                             PROFESSIONAL SERVICES

      Sun is one of the largest network computing systems providers worldwide, with over 1.2 million network systems supported by Sun's products and technologies and with support available in over 150 countries. The SunSpectrum(TM) support services product offerings allow customers the power and flexibility to customize their support services contracts. Customers can choose from four different support contract offerings that range from mission-critical to self-support options. Each contract type is specifically designed to provide our customers with the support they require to ensure high availability and continuous operation.

      Our educational services provide customers with innovative educational solutions, from technical instructor led courses, to education consulting services, to self-paced technology-based training. We specialize in UNIX and Java technology training to assist our customers with their network computing and Internet operations.

      Finally, our professional services specialize in providing customers with platform integration, enterprise management and operation, advanced Internet, Java technology and Enterprise Resource Planning services. These offerings are tailored to meet specific customer needs in training, integration and consulting services, providing technical knowledge and network computing/ Internet expertise.

                           THE SUN-NETSCAPE ALLIANCE

      In March 1999, we formed the Sun-Netscape Alliance, which is focused on providing software applications and professional services that provide enterprise customers and service providers with the ability to put their businesses on the Internet quickly and to scale to meet rapid increases in demand. With products such as i-Planet remote access, the Netscape browser, web server, application server, directory, mail and e-commerce applications, this alliance is uniquely positioned to provide technologies and products that better support enterprises and service providers. In addition, alliance products support the Solaris Operating Environment, NT, HP-UX, AIX and Linux.

                             TRADEMARK INFORMATION

      Sun, the Sun Logo, Sun Microsystems, Sun Workshop, NFS, Jini, Netra, SunSpectrum, Solaris, Sun StorEdge, JavaSpaces, Chorus OS, The Network is the Computer, Solstice Backup, Sun StorEdge LibMON, Sun StorEdge Volume Manager, MicroJava, Sun Enterprise, Java, Ultra, Ultra Enterprise, the Java Compatible logo are trademark or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. All SPARC trademarks are used under license and are trademarks or registered trademarks of SPARC International, Inc. in the United States and other countries. Products bearing SPARC trademarks are based upon an architecture developed by Sun Microsystems, Inc. UNIX is a registered trademark in the United States and other countries, exclusively licensed through X/Open Company Ltd.

                            DESCRIPTION OF THE NOTES

                                    GENERAL

      The following description of the particular terms of the notes supplements and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. Capitalized terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings assigned to them in the form indenture between Sun and The Bank of New York, as trustee. The following statements with respect to the notes are summaries and are subject to, and are qualified in their entirety by reference to, all the provisions of the notes and the indenture and the Trust Indenture Act of 1939. Sun will also enter into a paying agent agreement with Banque Internationale a Luxembourg.

      The notes will be issued as three series of debt securities under the indenture.

200 NOTES

      The 200 notes will constitute a series of unsecured debt securities and
will be limited in aggregate principal amount to $            . The 200 notes
will mature on                , 200 and will accrue interest from             ,
1999 at a rate of      %.

200 NOTES

      The 200 notes will constitute a series of unsecured debt securities and
will be limited in aggregate principal amount to $            . The 200 notes
will mature on                , 200 and will accrue interest from             ,
1999 at a rate of      %.

200 NOTES

      The 200 notes will constitute a series of unsecured debt securities and
will be limited in aggregate principal amount to $            . The 200 notes
will mature on                , 200 and will accrue interest from             ,
1999 at a rate of      %.

      All the notes will be issued as senior unsecured general obligations of Sun in an aggregate principal amount of $1,000,000,000 and will rank equally with all of Sun's other senior unsecured indebtedness from time to time outstanding. The notes will be issued only in book-entry form through the facilities of The Depository Trust Company ("DTC"), Euroclear and Cedel, and in denominations of $1,000 and integral multiples of $1,000. See "Description of Book-Entry System" below.

                              SEMI-ANNUAL PAYMENTS

      Interest on each series of notes will be payable semi-annually on
               and                of each year, commencing             , 2000,
at the respective rate set forth on the cover page of this prospectus supplement, to the persons in whose names the notes are registered on the
               or                preceding the applicable interest payment date.

      The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full six-month interest period, on the basis of the actual number of days elapsed in that period. If any interest payment date is not a business day, then payment of the amount payable on that date will be made on the next succeeding day that is a business day with the same force and effect as if made on the interest payment date, and no interest will accrue for the period from and after the interest payment date. The term "business day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the state of New York are authorized or obligated by law, regulation or executive order to close.

                              OPTIONAL REDEMPTION

      Sun may redeem all of any part of any series of notes at any time at a price equal to the greater of:

- 100% of the principal amount of the note to be redeemed; and

- an amount, as determined by the quotation agent, equal to the sum of the present
  values of the remaining scheduled payments of principal and interest on the notes to be redeemed, not including any portion of payments of interest accrued as of the redemption date, discounted to the redemption date on a semi-annual basis, assuming a 360-day year comprised of twelve 30-day months,
  at the adjusted treasury rate plus                basis points in the case of
  the 200  notes,      basis points in the case of the 200  notes and
                 basis points in the case of the 200  notes,

plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date; provided, however, that with respect to interest payments that are due on or prior to the relevant redemption date, Sun will make payments of interest to the record holders of the relevant notes at the close of business on the relevant regular record date.

      "adjusted treasury rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue, expressed as a percentage of its principal amount, equal to the comparable treasury price for that redemption date.

      "comparable treasury issue" means the United States treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the notes of the applicable series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of that series of notes.

      "comparable treasury price" means, with respect to any redemption date,

      (i) the average of the bid and asked prices for the comparable treasury issue, expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as set forth by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for the U.S. Government Securities," or

      (ii) if such release, or any successor release, is not published or does not contain such prices on such business day, (1) the average of the reference treasury dealer quotations for that redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the trustee obtains fewer than four reference treasury dealer quotations for that redemption date, the average of the reference treasury dealer quotations obtained, as determined by the quotation agent.

      "quotation agent" means the reference treasury dealer appointed by Sun.

      "reference treasury dealer" means

      (1) Goldman, Sachs & Co. or its successors; provided, however that if any of them ceases to be a primary U.S. government securities dealer in New York City (a "primary treasury dealer"), Sun will substitute for it another primary treasury dealer, and

      (2) any other primary treasury dealer(s) selected by Sun.

      "reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the reference treasury dealer at 5:00 p.m. on the third business day preceding that redemption date.

      At least 30 days but not more than 60 days before the relevant redemption date, Sun will send notice of redemption to each holder of notes to be redeemed. If less than all of the notes of any series are to be redeemed, the Trustee will select, by such method as it will deem fair and appropriate, the notes to be redeemed in whole or in part.

      Unless Sun defaults in payment of the redemption price, no interest will accrue on the notes called for redemption for the period from and after the redemption date.

      The notes will not be entitled to any sinking fund.

                               EVENTS OF DEFAULT

      In addition to the events of default described under "Description of the Debt Securities -- Events of Default" in the accompanying prospectus, the following will constitute an event of default under the indenture with respect to each series of notes: (i) failure to make any payment at maturity, including any applicable grace period, in respect of indebtedness, which term means obligations (other than non-recourse obligations or the debt securities of such series) of Sun for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") in an amount in excess of $50,000,000 and continuance of such failure or (ii) a default with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in the case of
(i) or (ii) above, for a period of 30 days after written notice thereof to Sun by the trustee or to Sun and the trustee by the holders of not less than 25% in principal amount of debt securities of such series; provided, however, that if any such failure, default or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed likewise to have been cured.

                                   DEFEASANCE

      The defeasance and covenant defeasance provisions of the indenture described under the caption "Description of the Debt Securities -- Satisfaction and Discharge and Defeasance" in the accompanying prospectus will apply to the notes.

                          ABSENCE OF CERTAIN COVENANTS

      Except as set forth in the accompanying prospectus, Sun is not restricted by the indenture with respect to the notes from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distribution on its capital stock or purchasing or redeeming its capital stock. The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity.

                                    LISTING

      Application has been made to list the notes on the Luxembourg Stock Exchange. See "General Listing Information" below.

                               FORM OF THE NOTES

      The notes will each be represented by one or more global securities in registered form, without coupons (the "Global Notes"), which have been issued in each case in a denomination equal to the outstanding principal amount of notes represented thereby. The Global Notes will be deposited with the trustee, as described below under "-- Description of Book-Entry System."

                        DESCRIPTION OF BOOK-ENTRY SYSTEM

GENERAL

      The Global Notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as nominee of DTC, for credit to the accounts of DTC participants and indirect participants, including the Euroclear and Cedelbank. Upon issuance of the notes, DTC, Euroclear or Cedelbank, as the case may be, will credit on its book-entry registration and transfer system the participants' accounts with the respective interests owned by such participants. Ownership of a beneficial interest in a Global Note ("Book-Entry Interests") is shown on, and the transfer of such interests will be effected only through, records maintained by DTC, Euroclear or Cedelbank and, with respect to interests of indirect participants, their respective participants. The laws of some countries and some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge the Book-Entry Interests.

      All interests in the notes, including those held through Euroclear or Cedelbank, will be subject to the procedures and requirements of DTC. Those interests, if held through Euroclear or Cedelbank, will also be subject to the procedures and requirements of such system.

      So long as DTC, or its nominee, is the registered holder of the Global Notes, such party will be considered the sole holder of such Global Notes for all purposes under the indenture. Except as set forth above under "-- Form of the Notes," participants or indirect participants are not entitled to have notes or Book-Entry Interests registered in their names, will not receive or be entitled to receive physical delivery of notes or Book-Entry Interests in definitive form and will not be considered the owners or holders thereof under the indenture. Accordingly, each person owning a Book-Entry Interest must rely on the procedures of DTC, Euroclear or Cedelbank, as the case may be, and, if such person is not a participant in DTC, Euroclear or Cedelbank, as the case may be, on the procedures of the participant in DTC, Euroclear or Cedelbank, as the case may be, through which such person owns its interest, to exercise any rights and remedies of a holder under the indenture. See "-- Action by Owners of Book-Entry Interests" below. If any definitive notes are issued to participants or indirect participants, they will be issued in registered form ("definitive registered notes"), as described under "-- Form of the Notes." Unless and until Book-Entry Interests are exchanged for definitive registered notes (as described under "-- Form of the Notes"), the certificated depositary interest held by DTC may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

PAYMENTS ON THE GLOBAL NOTES

      Payments of any amounts owing in respect of the Global Notes will be made through one or more paying agents appointed under the indenture (which initially will include the trustee) to DTC, as the holder of the Global Notes. Payment to or to the order of the holder of the Global Notes shall discharge Sun's payment obligations in respect of the notes represented thereby. Upon receipt of any such amounts, DTC should distribute such payments to its respective participants. Payments of all such amounts will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature except as may be required by law. If withholding for taxes is required by law, such withholding will occur in accordance with applicable law.

      Under the provisions of the indenture, the holder of the Global Notes is treated as the owner of the notes represented thereby, and Sun has no responsibility or liability for the payment of amounts owing in respect of the depositary interests held by DTC to owners of Book-Entry Interests represent interests in the Global Notes. Payments by DTC participants or by Euroclear or Cedelbank participants to owners of Book-Entry Interests held through such participants are the responsibility of such participants as is the case with securities held for the account of customers in bearer form or registered in "street name".

      None of Sun, the trustee or any agent of Sun or the trustee have any responsibility or liability for any aspect of the records relating to or payments made on account of Book-Entry Interests or for maintaining, supervising or reviewing any records relating to such Book-Entry Interests.

INFORMATION CONCERNING DTC, EUROCLEAR AND CEDELBANK

      Sun understands as follows with respect to DTC: DTC is a limited purpose trust issuer organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, broker-dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Sun understands as follows with respect to Euroclear and Cedelbank:
Euroclear and Cedelbank each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

      Euroclear and Cedelbank each provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedelbank each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Cedelbank have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

      Account holders in DTC, Euroclear and Cedelbank are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to both Euroclear and Cedelbank is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

      An account holder's overall contractual relations with either Euroclear or Cedelbank are governed by the respective rules and operating procedures of Euroclear or Cedelbank and any applicable laws. Both Euroclear and Cedelbank act under such rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

      Because DTC, Euroclear and Cedelbank can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a Book-Entry Interest to pledge such interest to persons or entities that do not participate in the DTC, Euroclear or Cedelbank systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some states in the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Book-Entry Interests to such persons may be limited. In addition, beneficial owners of Book-Entry Interests through DTC, Euroclear or Cedelbank will receive distributions attributable to the Global Notes only through DTC, Euroclear or Cedelbank participants.

      Sun understands that under existing industry practices, if either Sun or trustee requests any action of holders of notes or if an owner of a Book-Entry Interest desires to give instructions or take any action that a holder is entitled to give or take under the indenture, DTC would authorize their respective participants owning the relevant Book-Entry Interests to give instructions or take such action, and such participants would authorize indirect participants to give instructions or take such action or would otherwise act upon the instructions of such indirect participants.

TRANSFERS

      All transfers of Book-Entry Interests are recorded in accordance with the book-entry system maintained by DTC pursuant to customary procedures established by DTC and its participants.

ACTION BY OWNERS OF BOOK-ENTRY INTERESTS

      As soon as practicable after receipt by the trustee of notice of any solicitation of consents or request for a waiver or other action by the holders of notes, the trustee will send to DTC a notice containing (a) such information as is contained in such notice received by the trustee, (b) a statement that at the close of business on a specified record date DTC will be entitled to instruct the trustee as to the consent, waiver or other action, if any, pertaining to such notes and (c) a statement as to the manner in which such instructions may be given. In addition, the trustee will forward to DTC or, based upon instructions received from DTC, to owners of Book-Entry Interests, all materials pertaining to any such solicitation, request, offer or other action. Upon the written request of DTC the trustee shall endeavor insofar as practicable to take such action regarding the requested consent, waiver, offer or other action in respect of such notes in accordance with any instructions set forth in such request. DTC may grant proxies or otherwise authorize their respective participants, or persons owning Book-Entry Interests through their respective participants, to provide such instructions to the trustee so that it may exercise any rights of a holder or take any other actions which a holder is entitled to take under the indenture. The trustee will not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the indenture.

REPORTS

      The trustee will immediately send to DTC a copy of any notices, reports and other communications received relating to Sun, the notes or the Book-Entry Interests.

SETTLEMENT

      Any secondary market trading activity in the Book-Entry Interests is expected to occur through the participants of DTC, Euroclear and Cedelbank, and the securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

CLEARANCE THROUGH CEDELBANK AND EUROCLEAR

      Listed below is the Cedelbank and Euroclear common code, ISIN and CUSIP number of each of the series of notes.

                       EUROCLEAR/CEDEL
                         COMMON CODE     ISIN   CUSIP
                       ---------------   ----   -----
200 Notes
200 Notes
200 Notes

                          GENERAL LISTING INFORMATION

      1. Application has been made to list the notes on the Luxembourg Stock Exchange. However, Sun does not expect to receive approval of its application from the Luxembourg Stock Exchange prior to the delivery date of the notes. Furthermore, Sun cannot guarantee that approval for listing of the notes will be received at all. The certified Certificate of Incorporation of Sun and the legal notice relating to the issue of the notes will be deposited prior to any listing with the Chief Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement a Luxembourg), where such documents are available for inspection and where copies thereof can be obtained upon request. As long as the notes are listed on the Luxembourg Stock Exchange, an agent for making payments on, and transfers of, notes will be maintained in Luxembourg.

      2. The consolidated financial statements of Sun as of June 30, 1998 and 1997, and for each of the three years in the period ended June 30, 1998 have been prepared in accordance with United States generally accepted accounting principles and have been audited by Ernst & Young LLP in accordance with United States generally accepted accounting principals ("U.S. GAAP"). On June 14, 1999 Ernst & Young LLP gave consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-81101) and related prospectus of Sun, of their reports dated July 15, 1998 with respect to the consolidated financial statements of Sun.

      3. For so long as the notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, copies of the following documents may be inspected at the specified office of the paying agent and transfer agent in
Luxembourg:

      - Certified Certificate of Incorporation of the Sun;

      - paying agency agreement;

      - the indenture relating to the notes, which include the forms of the note certificates.

      In addition, copies of the most recent annual audited consolidated financial statements of Sun for the preceding financial year, and any interim unaudited consolidated quarterly financial statements published by Sun will be available for collection at the specified office of the paying agent in Luxembourg for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require. Sun publishes only audited annual and unaudited quarterly financial statements on a consolidated basis.

      4. Except as disclosed in this document, Sun represents that there has been no material adverse change in its financial position since March 28, 1999.

      5. Except as disclosed in this document, Sun is not involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the issue of the notes nor (so far as Sun is aware) is any such litigation or arbitration pending or threatened.

      6. The issuance of the notes was authorized by resolutions of Sun's Boards of Directors passed on June 16, 1999.

      7. The following persons are members of the Board of Directors of Sun:
Scott G. McNealy, James L. Barksdale, L. John Doerr, Judith L. Estrin, Robert L. Fisher, Robert L. Long, M. Kenneth Oshman and A. Michael Spence.

                                  UNDERWRITING

      Sun and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                     Principal     Principal     Principal
                                                     Amount of     Amount of     Amount of
                    Underwriter                      200 Notes     200 Notes     200 Notes
                    -----------                      ---------     ---------     ---------
Goldman, Sachs & Co................................  $             $             $
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..........................
Salomon Smith Barney Inc...........................
ABN AMRO Incorporated..............................
Banc of America Securities LLC.....................
Chase Securities Inc. .............................
J.P. Morgan Securities Inc.........................
                                                     ----------    ----------    ----------
  Total............................................  $             $             $
                                                     ==========    ==========    ==========

                             ----------------------

      Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold
at a discount from the initial public offering price of up to      %,      % and
     % of the principal amount of the 200 notes, 200 notes and the 200 notes, respectively. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers as a discount from the
initial public offering price of up to      %,      % and      % of the
principal amount of the 200 notes, 200 notes and the 200 notes, respectively. If all the notes are not sold at the initial offering prices, the underwriters may change the offering prices and the other selling terms.

      The notes are new issues of securities with no established trading market. Sun has been advised by the underwriters that the underwriters intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

      In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Sun estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately
$          .

      Sun has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      Certain of the underwriters or their affiliates from time to time have performed, and certain of them continue to perform, various investment and commercial banking services for Sun.

      Application has been made to list the notes on the Luxembourg Stock Exchange. However, Sun does not expect to receive approval of its application from the Luxembourg Stock Exchange prior to the delivery date of the notes. Furthermore, Sun cannot guarantee that approval for listing of the notes will be received at all.

                                 LEGAL MATTERS

      Certain legal matters relating to the validity of the notes will be passed upon for Sun by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the underwriters by Shearman & Sterling, Menlo Park, California.

              PRINCIPAL EXECUTIVE OFFICE OF SUN MICROSYSTEMS, INC.

                             Sun Microsystems, Inc.
                              901 San Antonio Road
                          Palo Alto, California 94303

            TRUSTEE, REGISTRAR, PRINCIPAL PAYING AND TRANSFER AGENT

                              The Bank of New York
                               101 Barclay Street
                            New York, New York 10286

                    LISTING AGENT, PAYING AND TRANSFER AGENT

                       Banque Internationale a Luxembourg
                                69, route d'Esch
                               L-1470 Luxembourg

LEGAL ADVISORS                                   LEGAL ADVISORS
TO SUN                                           TO THE UNDERWRITERS
Wilson Sonsini Goodrich & Rosati, P.C.           Shearman & Sterling
650 Page Mill Road                               1550 El Camino Real, Suite 100
Palo Alto, California 94304                      Menlo Park, California 94025

                              INDEPENDENT AUDITORS

                               Ernst & Young LLP
                              55 Almaden Boulevard
                               San Jose, CA 94113

PROSPECTUS

                                 $4,000,000,000

                             SUN MICROSYSTEMS, INC.

                      BY THIS PROSPECTUS, WE MAY OFFER --

                                  COMMON STOCK
                                PREFERRED STOCK
                                DEBT SECURITIES

     SEE "RISK FACTORS" ON PAGE 4 FOR INFORMATION YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES.

                           -------------------------

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                           -------------------------

     This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     This prospectus is dated July 14, 1999

                                    SUMMARY

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell in one or more offerings up to a total dollar amount of $4,000,000,000 of any combination of the following securities:

     - shares of our common stock,

     - shares of our preferred stock, and

     - our debt securities.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

SUN MICROSYSTEMS, INC.

     We were originally incorporated in California in February 1982. In September 1986, we were reincorporated in Delaware. Our principal executive offices are located at 901 San Antonio Road, Palo Alto, California 94303. Our telephone number is (650) 960-1300.

COMMON STOCK

     We may issue shares of common stock. Common stockholders are entitled to receive dividends declared by the Board of Directors, subject to rights of preferred stock holders. Currently, we do not pay a dividend. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights.

PREFERRED STOCK

     We may issue up to 10,000,000 shares of preferred stock under our certificate of incorporation, without further stockholder action, in one or more series. We will determine the dividend, voting, and conversion rights, and other provisions at the time of sale.

DEBT SECURITIES

     We may offer unsecured general obligations in the form of either senior or subordinated debt. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the "debt securities". The senior debt securities will have the same rank as all of our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment on our senior debt. Senior debt generally includes all indebtedness for money borrowed by us, except indebtedness that is stated to be not senior to, or to have the same rank as, or is expressly junior to the subordinated debt securities.

     The senior and subordinated debt will be issued under separate indentures between us and The Bank of New York, as trustee. We have summarized the general features of the debt from the indentures. We encourage you to read the indentures which are exhibits to our Registration Statement No. (333-81101) and our annual report on Form 10-K, and quarterly reports on Form 10-Q, in each case, as amended. Instructions on how you can get copies of these documents are provided below under the heading "Where You Can Find More Information."

GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT

     - Neither indenture limits the amount of debt that we may issue or provides holders any protection should there be a highly leveraged transaction involving our company.

     - The indentures generally allow us to merge or to consolidate with another U.S. company or convey, transfer or lease our properties and assets substantially as an entirety to another U.S. company, so long as the successor assumes our obligations under the indentures and immediately after giving effect to the transaction we are not in default under the indentures. If these events occur, the other company will be required to assume our responsibilities on the debt, and we will be released from all liabilities and obligations, except in the case of a lease.

     - The indentures provide that holders of a majority of the total principal amount of the debt outstanding in any series may vote to change our obligations or your rights concerning the debt. But to change the payment of principal, interest, or adversely effect the right to convert or certain other matters, every holder in that series must consent.

     - We may discharge the indentures and defease restrictive covenants by depositing sufficient funds with the trustee to pay the obligations when due, as long as we are not in default under the indentures at that time. All amounts due to you on the debt would be paid by the trustee from the deposited funds.

EVENTS OF DEFAULT

     The following are the events of default under the indentures:

     - Principal not paid when due,

     - Sinking fund payment not made when due,

     - Failure to pay interest for 30 days,

     - Covenants not performed for 90 days after notice,

     - Bankruptcy, insolvency or reorganization, and

     - Any other event of default in the indenture.

REMEDY

     Upon an event of default, other than a bankruptcy, insolvency or reorganization, the trustee or holders of 25% of the principal amount outstanding in a series may declare principal immediately payable. However, the holders of a majority in principal amount may rescind this action.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SENIOR DEBT SECURITIES

     The indenture relating to the senior debt securities contains covenants restricting our ability to incur secured debt and our ability to sell or transfer our property to a lender or investor, which then, either directly or indirectly, leases the property back to us.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be subordinated to all senior debt.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC reference rooms:

  450 Fifth Street, N.W.       7 World Trade Center      500 West Madison Street
         Room 1024                  Suite 1300                 Suite 1400
   Washington, DC 20549      New York, New York 10048    Chicago, Illinois 60661

     Our common stock is quoted on the Nasdaq National Market under the symbol "SUNW," and our SEC filings can also be read at the following Nasdaq address:

                               Nasdaq Operations
                              1735 K Street, N.W.
                             Washington, D.C. 20006

     The SEC allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

     - Our Annual Report on Form 10-K for our fiscal year ended June 30, 1998, filed with the SEC on September 25, 1998, which we amended by filing an amendment on Form 10-K/A with the SEC on June 15, 1999.

     - Our Quarterly Reports on Form 10-Q for the:

       - quarter ended September 27, 1998, filed with the SEC on November 10, 1998;

       - quarter ended December 27, 1998, filed with the SEC on February 9, 1999, which we amended by filing an amendment on Form 10-Q/A with the SEC on June 15, 1999; and

       - quarter ended March 28, 1999, filed with the SEC on May 5, 1999.

     - The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on October 24, 1986, including any amendments or reports filed for the purpose of updating that description.

     - The description of our share purchase rights contained in our registration statement on Form 8-A filed with the SEC on May 22, 1999, and any amendments or reports filed for purpose of updating that description.

     In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated.

     You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (650) 960-1300 between 8:00 a.m. and 5:00 p.m., California local time:

                         Investor Relations Department
                             Sun Microsystems, Inc.
                              901 San Antonio Road
                          Palo Alto, California 94303

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS

     You should consider carefully the specific risks set forth under the caption "Risk Factors" in the prospectus supplement before making an investment decision.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED MARGINS, REDUCED LEVELS OF PROFITABILITY AND LOSS OF MARKET SHARE.

     We compete in the hardware and software products and services markets. These markets are intensely competitive. If we fail to compete successfully in these markets, the demand for our products would decrease. Any reduction in demand could lead to a decrease in the prices of our products, fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability and loss of market share. These competitive pressures could seriously harm our business and operating results.

     Our competitors are some of the largest, most successful companies in the world. They include HP, IBM, Compaq and EMC. Our future competitive performance depends on a number of factors, including our ability to:

     - continually develop and introduce new products and services with better prices and performance than offered by our competitors;

     - offer a wide range of products and solutions from small single-processor systems to large complex enterprise-level systems;

     - offer solutions to customers that operate effectively within a computing environment that includes hardware and software from multiple vendors;

     - offer products that are reliable and that ensure the security of data and information;

     - create products for which third party software vendors will develop a wide range of applications; and

     - offer high quality products and services.

     We also compete with systems manufacturers and resellers of systems based on microprocessors from Intel and Windows NT operating system software from Microsoft. These competitors include Dell, HP and Compaq, in addition to Intel and Microsoft. This competition creates increased pressure, including pricing pressure, on our workstation and lower-end server product lines. We expect this competitive pressure to intensify considerably during our fiscal year 2000 with the anticipated releases of new software products from Microsoft and new microprocessors from Intel.

     The computer systems that we sell are made up of many products and components, including workstations, servers, storage products, microprocessors, the Solaris(TM) operating system and other software products. In addition, we sell some of these components separately and as add-ons to installed systems. If we are unable to offer products and services that compete successfully with the products and services offered by our competitors or that meet the complex needs of our customers, our business and operating results could be seriously harmed. In addition, if in responding to competitive pressures, we are forced to lower the prices of our products and services and we are unable to reduce our component costs or improve operating efficiencies, our business and operating results would be seriously harmed.

     Over the last two years, we have invested significantly in our storage products business with a view to increasing the sales of these products both on a stand-alone basis to customers using the systems of our competitors and as part of the systems that we sell.

The intelligent storage products business is intensely competitive. EMC is currently the leader in this market. To the extent we are unable to penetrate this market and compete effectively, our business and operating results could be seriously harmed. In addition, we will be making significant investments over the next few years to develop, market and sell software products under our recent alliance with AOL and have agreed to significant minimum revenue commitments. These alliance products are targeted at the e-commerce market and are strategic to our ability to successfully compete in this market. If we are unable to successfully compete in this market, our business and operating results could be seriously harmed.

THE PRODUCTS WE MAKE ARE VERY COMPLEX AND IF WE ARE UNABLE TO RAPIDLY AND SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS, WE WILL NOT BE ABLE TO SATISFY CUSTOMER DEMAND.

     We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop and introduce new products that our customers choose to buy. If we are unable to develop new products, our business and operating results would be seriously harmed. We must quickly develop, introduce and deliver in quantity new complex systems, software and hardware products and components including our Ultra SPARC(TM) microprocessors, the Solaris operating system, our intelligent storage products and other software products, such as those products under development or to be developed under our recent alliance with AOL. The development process for these complicated products is very uncertain. It requires high levels of innovation from both our product designers and our suppliers of the components used in our products. The development process is also lengthy and costly. If we fail to accurately anticipate our customers' needs and technological trends or are otherwise unable to complete the development of a product on a timely basis, we will be unable to introduce new products into the market on a timely basis, if at all, and our business and operating results would be adversely affected. In addition, the successful development of software products under our alliance with AOL depends on many factors, including our ability to work effectively within the alliance on complex product development and any encumbrances that may arise from time to time that prevent us from developing, marketing or selling these alliance software products. If we are unable to successfully develop or market or sell the alliance software products, our business and operating results could be seriously harmed.

     The manufacture and introduction of our new hardware and software products is also a complicated process. Once we have developed a new product we face the following challenges in the manufacturing process:

     - We must be able to manufacture new products in high enough volumes so that we can have an adequate supply of new products to meet customer demand;

     - We must be able to manufacture the new products at acceptable costs. This requires us to be able to accurately forecast customer demand so that we can procure the appropriate components at optimal costs. Forecasting demand requires us to predict order volumes, the correct mixes of our software and hardware products and the correct configurations of these products;

     - We must manage new product introductions so that we can minimize the impact of customers delaying purchases of existing products in anticipation of the new product release. We must also try to reduce the levels of older product and component inventories to minimize inventory write-offs; and

     - We may also decide to adjust prices of our existing products during this process in order to try to increase customer demand for these products. If we are introducing new products at the same time or shortly after the price adjustment, this will complicate our ability to anticipate customer demand for our new products.

If we were unable to timely develop, manufacture and introduce new products in sufficient quantity to meet customer demand at acceptable costs or if we were unable to correctly anticipate customer demand for our new products, our business and operating results could be significantly harmed.

OUR RELIANCE ON SINGLE SOURCE SUPPLIERS COULD DELAY PRODUCT SHIPMENTS AND INCREASE OUR COSTS.

     We depend on many suppliers for the necessary parts and components to manufacture our products. There are a number of vendors producing the parts and components that we need. However, there are some components that can only be purchased from a single vendor due to price, quality or technology reasons. For example, we depend on Sony for various monitors and on Texas Instruments for our SPARC microprocessors. If we were unable to purchase the necessary parts and components from a particular vendor and we had to find a new supplier for such parts and components, our new and existing product shipments could be delayed, severely affecting our business and operating results.

OUR FUTURE OPERATING RESULTS DEPEND ON OUR ABILITY TO PURCHASE A SUFFICIENT AMOUNT OF COMPONENTS TO MEET THE DEMANDS OF OUR CUSTOMERS.

     We depend heavily on our suppliers to timely design, manufacture and deliver the necessary components for our products. While many of the components we purchase are standard, we do purchase some components, specifically color monitors and custom memory integrated circuits such as SRAMS and VRAMS, that require long lead times to manufacture and deliver. Long lead times make it difficult for us to plan component inventory levels in order to meet the customer demand for our products. In addition, in the past, we have experienced shortages in certain of our components (specifically DRAMS and SRAMS). If a component delivery from a supplier is delayed, if we experience a shortage in one or more components or if we are unable to provide for adequate levels of component inventory our new and existing product shipments could be delayed and our business and operating results could suffer.

SINCE WE ORDER OUR COMPONENTS (AND IN SOME CASES COMMIT TO PURCHASE) FROM SUPPLIERS IN ADVANCE OF RECEIPT OF CUSTOMER ORDERS FOR OUR PRODUCTS WHICH INCLUDE THESE COMPONENTS, WE FACE A SUBSTANTIAL INVENTORY RISK.

     As part of our component inventory planning, we frequently pay certain suppliers well in advance of receipt of customer orders. For example, we often enter into noncancelable purchase commitments with vendors early in the manufacturing process of our microprocessors to make sure we have enough of these components for our new products to meet customer demand. Because the design and manufacturing process for these components is very complicated it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we have previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since the orders are based on the forecasts of customer orders rather than actual orders. If we cannot change or be released from the noncancelable purchase commitments, we could incur significant costs from the purchase of unusable components, due to a delay in the production of the components or as a result of inaccurately predicting component orders in advance of customer orders. Our business and operating results could be seriously harmed as a result of these increased costs.

DELAYS IN PRODUCT DEVELOPMENT OR CUSTOMER ACCEPTANCE AND IMPLEMENTATION OF NEW PRODUCTS AND TECHNOLOGIES COULD SERIOUSLY HARM OUR BUSINESS.

     Delays in product development and customer acceptance and implementation of new products could seriously harm our business. Delays in the development and introduction of our products may occur for various reasons including the following:

     - Delays in software development could delay shipments of related new hardware products. Generally, the computer systems we sell to customers incorporate hardware and software products that we sell, such as the UltraSPARC microprocessor, the Solaris operating system and intelligent storage products. Any delay in the development of the software and hardware included in our systems, could delay our shipment of these systems.

     - If customers decided to delay the adoption and implementation of new releases of our Solaris operating system this could also delay customer acceptance of new hardware products tied to that release. Adopting a new release of an operating system requires a great deal of time and money for a customer to convert its systems to the new release. The customer must also work with software vendors who port their software applications to the new operating system and make sure these applications will run on the new operating system. As a result, customers may decide to delay their adoption of a new release of an operating system because of the cost of a new system and the effort involved to implement it. Also, customers may wait to implement new systems until after January 1, 2000 so that there is less likelihood of Year 2000 computer problems.

IF WE ARE UNABLE TO CONTINUE GENERATING SUBSTANTIAL REVENUES FROM INTERNATIONAL SALES OUR BUSINESS COULD BE SUBSTANTIALLY HARMED.

     Currently, approximately half of our revenues come from international sales. Our ability to sell our products internationally is subject to the following risks:

     - general economic and political conditions in each country could adversely affect demand for our products and services in these markets, as recently occurred in certain Asian and Latin American markets.

     - currency exchange rate fluctuations could result in lower demand for our products as well as currency translation losses.

     - changes to and compliance with a variety of foreign laws and regulations may increase our cost of doing business in these jurisdictions.

     - trade protection measures and import and export licensing requirements subject us to additional regulation, may prevent us from shipping products to a particular market and increase our operating costs.

WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE FOR A NUMBER OF REASONS.

     Future operating results will continue to be subject to quarterly fluctuations based on a wide variety of factors including:

     - Seasonality. Our operating results usually fluctuate downward in the first and third quarters of each fiscal year due to customer buying patterns for hardware and software products and services.

     - Increases in Operating Expenses. Our operating expenses will continue to increase as we continue to expand our operations. Our operating results could suffer if our revenues do not increase at least as fast as our expenses.

     - Acquisitions/Alliances. If, in the future, we acquire technologies, products or businesses, or we form alliances with companies requiring technology investments or revenue commitments (such as our recent alliance with AOL), we will face a number of risks to our business. The risks we may encounter include those associated with integrating or co-managing operations, personnel, and technologies acquired or licensed, and the potential for unknown liabilities of the acquired or combined business. Also, we will include amortization expense of acquired intangible assets in our financial statements for several years following these acquisitions. Our business and operating results on a quarterly basis could be harmed if our acquisition or alliance activities are not successful.

     - Significant Customers. Only one of our customers accounted for more than 10% of our revenues in fiscal 1998. Sales to this customer accounted for approximately 14% of our fiscal 1998 revenues. Our business could suffer if this customer or another significant customer terminated its business relationship with us or significantly reduced the amount of business it did with us.

OUR FAILURE OR THE FAILURE OF OUR BUSINESS PARTNERS AND CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD HARM OUR BUSINESS.

     - We cannot be sure that we will be able to successfully modify on a timely basis our products, services and systems to comply with Year 2000 requirements. Our business could suffer if we fail to make our products and services Year 2000 compliant in time.

     - We cannot be sure that our current products do not contain undetected errors or defects associated with Year 2000 functions that may result in material costs to us.

     - Our expenses may increase if we need to upgrade or perform other remediation on products that our customers are using that are not Year 2000 compliant. However, we do not believe we are legally responsible, other than as provided in our limited warranties, for the costs incurred by our customers to become Year 2000 compliant.

     - We are in the process of developing contingency plans to deal with potential Year 2000 problems that we are aware of at this time. We hope that these contingency plans will be completed during the first quarter of our fiscal year 2000. If these plans are not timely completed or if they are not successful or if new Year 2000 problems not covered by our contingency plans emerge, our business and operating results may be seriously harmed.

     - Our business may suffer if customers become dissatisfied with our products and services as a result of Year 2000 issues.

     - Our business could be harmed if customers delay purchasing our products during the first half of our fiscal year 2000 because of year 2000 concerns, or if our customers are unable to conduct their business or are prevented from placing orders or paying us because of their own year 2000 problem.

     - Our business could suffer if any of our suppliers or the suppliers of others with whom we do business with cannot timely provide us with products, components, services or systems that meet the Year 2000 requirements. A reasonably likely worst case scenario would be if one of our major vendors experienced a material disruption in business, which caused us to experience a material disruption in our business.

     - If either our internal systems or the internal systems, products or services of one or more of our major vendors (including banks, energy suppliers and transportation providers) fail to achieve Year 2000 compliance, our business could be harmed.

     - A significant amount of litigation may arise out of Year 2000 compliance issues and we cannot be sure about the extent to which we may be affected by any of this litigation. Even though we do not believe that we are legally responsible for our customers' Year 2000 compliance obligations, it is unclear whether different governments or governmental agencies may decide to allocate liability relating to Year 2000 compliance to us without regard to specific warranties or warranty disclaimers. Our business could suffer in any given quarter if any liability is allocated to us.

     - We do not know how customer spending patterns may be affected by Year 2000 issues. We believe, however, that customers will focus on preparing their businesses for the Year 2000 and that their capital budgets will be spent in large part on remediation efforts, potentially delaying the purchase and implementation of new systems, and thereby creating less demand for our products and services.

     A significant disruption of our financial management and control systems or a lengthy interruption in our operations caused by a Year 2000 related issue could result in a material adverse impact on our operating results and financial condition. In addition, it is possible that a supplier's failure to ensure Year 2000 capability or our customer's concerns about Year 2000 readiness of our products would have a material adverse effect on our results of operations.

OUR ACQUISITION AND ALLIANCE ACTIVITIES COULD DISRUPT OUR ONGOING BUSINESS.

     We intend to continue to make investments in companies, products and technologies, either through acquisitions or investment alliances. For example, we have purchased several companies in the past and formed alliances, including our recent alliance with AOL. Acquisitions and alliance activities often involve risks, including:

     - we may experience difficulty in assimilating the acquired operations and employees;

     - we may experience difficulty in managing product co-development activities with our alliance partners.

     - we may be unable to retain the key employees of the acquired operation;

     - the acquisition or investment may disrupt our ongoing business;

     - we may not be able to incorporate successfully the acquired technology and operations into our business and maintain uniform standards, controls, policies and procedures; and

     - we may lack the experience to enter into new markets, products or technologies.

     Some of these factors are beyond our control. Failure to manage these alliance activities effectively and to integrate acquisitions would affect our operating results or financial condition.

WE DEPEND ON KEY EMPLOYEES AND FACE COMPETITION IN HIRING AND RETAINING QUALIFIED EMPLOYEES.

     Our employees are vital to our success, and our key management, engineering and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley and Colorado, as well as many other cities, has increased demand and competition for qualified personnel. We may not be able to attract, assimilate or retain additional highly qualified employees in the future. These factors could harm our business.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of securities offered by this prospectus will be used to fund expansion of our business, including for:

     - additional working capital,

     - capital expenditures,

     - acquisitions of products, technologies and businesses, and

     - general corporate purposes.

     When we offer a particular series of securities offered by this prospectus, the prospectus supplement relating to that offering will set forth the intended use of the net proceeds received from that offering. Pending the application of the net proceeds, we expect to invest the proceeds from the sale of offered securities in interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                   NINE MONTHS ENDED
                                               FISCAL YEAR ENDED JUNE 30,        ---------------------
                                          ------------------------------------   MARCH 29,   MARCH 29,
                                          1994   1995    1996    1997    1998      1998        1999
                                          ----   -----   -----   -----   -----   ---------   ---------
Ratio of earnings to fixed charges......   5.6x   11.3x   15.1x   21.4x   16.6x    14.7x       17.6x

     These computations include us and our consolidated subsidiaries. For these ratios, "earnings" represents income before taxes plus fixed charges. Fixed charges consists of (1) interest expense discount and expense, (2) capitalized interest and (3) an interest factor attributable to rentals.

                       DESCRIPTION OF THE DEBT SECURITIES

     The debt securities will either be our senior debt securities or our subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and The Bank of New York, as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and subordinated indenture are called indentures. The prospectus, together with its prospectus supplement, will describe all the material terms of a particular series of debt securities.

     The following is a summary of the most important provisions and definitions of the indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement which includes this prospectus. In this description of the debt securities, the words "Sun", "we", "us" or "our" refer only to Sun Microsystems, Inc. and not to any of our subsidiaries.

GENERAL

     Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We are not limited as to the amount of debt securities we may issue under the indentures.

     The prospectus supplement will set forth:

     - whether the debt securities are senior or subordinated,

     - the offering price,

     - the title,

     - any limit on the aggregate principal amount,

     - the person who shall be entitled to receive interest, if other than the record holder on the record date,

     - the date the principal will be payable,

     - the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates,

     - the place where payments shall be made,

     - any mandatory or optional redemption provisions,

     - if applicable, the method for determining how principal, premium, if any, or interest will be calculated by reference to an index or formula,

     - if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency,

     - the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount,

     - if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount,

     - any defeasance provisions if different from those described below under "Satisfaction and Discharge -- Defeasance,"

     - any conversion or exchange provisions,

     - whether the debt securities will be issuable in the form of a global security,

     - any subordination provisions if different from those described below under "Subordinated Debt Securities,"

     - any deletions of, or changes or additions to, the events of default or covenants, and

     - any other specific terms of such debt securities.

     Unless otherwise specified in the prospectus supplement:

     - the debt securities will be registered debt securities; and

     - registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

     Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates.

EXCHANGE AND TRANSFER

     Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

     In the event of any potential redemption of debt securities of any series, we will not be required to:

     - issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

     - register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

     We have initially appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

GLOBAL SECURITIES

     The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

     - be registered in the name of a depositary that we will identify in a prospectus supplement,

     - be deposited with the depositary or nominee or custodian, and

     - bear any required legends.

     No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

     - the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary,

     - an event of default is continuing, or

     - any other circumstances described in a prospectus supplement.

     As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indentures. Except in the above limited circumstances, owners of beneficial interests in a global security will not be:

     - entitled to have the debt securities registered in their names,

     - entitled to physical delivery of certificated debt securities, and

     - considered to be holders of those debt securities under the indenture.

     Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

     Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

     Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary's policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

     We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

     All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed for a period ending the earlier of:

     - 10 business days prior to the date the money would be turned over to the state, or

     - at the end of two years after such payment was due

will be repaid to us. Thereafter, the holder may look only to Sun for such payment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

     - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other business entity,

     - the successor assumes our obligations on the debt securities and under the indentures,

     - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

     - certain other conditions are met.

EVENTS OF DEFAULT

     Each indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

          (1) failure to pay principal of or any premium on any debt security of that series when due,

          (2) failure to pay any interest on any debt security of that series for 30 days when due,

          (3) failure to deposit any sinking fund payment when due,

          (4) failure to perform any other covenant in the indenture continued for 90 days after being given the notice required in the indenture,

          (5) our bankruptcy, insolvency or reorganization, and

          (6) any other event of default specified in the prospectus supplement.

     An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

     If an event of default, other than an event of default described in clause
(5) above, occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately. If an event of default described in clause (5) above occurs, the principal amount of all the debt securities of that series, will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any acceleration will be subject to the subordination provisions described below under "Subordinated Debt Securities."

     After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

     Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     A holder will have the right to begin a proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures only if:

          (1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series,

          (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to begin the proceeding,

          (3) the trustee has not started the proceeding within 60 days after the request, and

          (4) the trustee has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

     Holders may, however, sue to enforce the payment of principal, premium or interest on or after the due date without following the procedures listed in (1) through (4) above.

     We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

     We and the trustee may make modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

     However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

     - change the stated maturity of any debt security,

     - reduce the principal, premium, if any, or interest on any debt security,

     - reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity,

     - change the place of payment or the currency in which any debt security is payable,

     - impair the right to sue for any payment after the stated maturity or redemption date,

     - if subordinated debt securities, modify the subordination provisions in a materially adverse manner to the holders,

     - adversely affect the right to convert any debt security, or

     - change the provisions in the indenture that relate to modifying or amending the indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

     We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

     Each indenture contains a provision that permits us to elect:

     - to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding; and/or

     - to be released from our obligations under the following covenants and from the consequences of an event of default resulting from a breach of these covenants:

          (1) the limitations on sale and leaseback transactions under the senior indenture,

          (2) the limitations on secured debt under the senior indenture,

          (3) the subordination provisions under the subordinated indenture, and

          (4) covenants as to payment of taxes and maintenance of properties.

     To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action.

     If we elect to be discharged from all of our obligations as outlined above in the first bullet point in this section, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

NOTICES

     Notices to holders will be given by mail to the addresses of the holders in the security register.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed under, the law of the State of New York, without regard to conflicts of laws principles.

REGARDING THE TRUSTEE

     The indentures limit the right of the trustee, should it become a creditor of Sun, to obtain payment of claims or secure its claims.

     The trustee is permitted to engage in certain other transactions. However, if the trustee acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

SENIOR DEBT SECURITIES

     The senior debt securities will be unsecured and will rank equally with all of our other unsecured and non-subordinated senior debt. With respect to the limitations in the indenture on liens and sale and lease-back transactions described below, none of our consolidated assets is currently subjected to the restrictions of such limitations, either because such assets are not principal properties of Sun or any restricted subsidiary or are within the exceptions contained in such covenants, or because none of our subsidiaries is currently a restricted subsidiary.

Covenants in the Senior Indenture

     Limitations on Liens. Neither we nor any restricted subsidiary will issue, incur, create, assume or guarantee any secured debt without securing the senior debt securities equally and ratably with or prior to that secured debt unless the total amount of all secured debt that the senior debt securities are not secured equally and ratably with, would not exceed the greater of $300 million or 10% of our consolidated net tangible assets.

     Limitations on Sale and Lease-back Transactions. Subject to the last paragraph of this Section, neither we nor any restricted subsidiary will enter into any lease longer than three years covering any of our principal property or any restricted subsidiary that is sold to any other person in connection with that lease unless either:

          (1) we or any restricted subsidiary would be entitled to incur indebtedness secured by a mortgage on the principal property involved in such transaction at least equal in amount to the attributable debt with respect to the lease, without equally and ratably securing the senior debt securities, pursuant to "Limitation on Liens" described above, or

          (2) an amount equal to the greater of the following amounts is applied within 180 days to the retirement of our or any restricted subsidiary's long-term debt or the purchase or development of comparable property:

     - the net proceeds from the sale; and

     - the attributable debt with respect to the sale and leaseback transaction.

     However, either we or our restricted subsidiaries would be able to enter into a sale and lease back transaction without being required to apply the net proceeds from this sale and lease back transaction as required by (2) above if the sum of the following amounts would not exceed the greater of $300 million or 10% of our consolidated net tangible assets:

     - the total amount of the sale and leaseback transactions, and

     - the total amount of secured debt.

     Absence of Certain Covenants. The prospectus supplement will specify any additional restrictive covenants applicable to the senior debt securities. The senior indenture does not contain provisions permitting the holders of senior debt securities to require us to repurchase or redeem the senior debt securities in the event of a takeover, recapitalization or similar restructuring, highly leveraged transaction, or downgrading of our debt ratings.

Definitions

     "attributable debt" with regard to a sale and leaseback transaction means the lesser of:

          (1) the fair market value of such property as determined in good faith by our board of directors, or

          (2) discounted present value of all net rentals under the lease.

     "consolidated net tangible assets" means total assets, less reserves, after deducting:

     - total current liabilities, excluding:

     - notes and loans payable,

     - current maturities of long-term debt,

     - current maturities of capital leases, and

     - certain intangible assets to the extent included in total assets.

     "mortgage" means a mortgage, security interest, pledge, lien, charge or other encumbrance.

     "Nonrecourse obligation" means indebtedness substantially related to:

     - acquisition of assets not previously owned by us or any restricted subsidiary, or

     - the financing of any project involving the development of either our or any of our restricted subsidiary's property in which the only recourse is to the proceeds or the project financed with the proceeds of the transaction.

     "principal property" means the land, improvements, buildings and fixtures owned by us or a restricted subsidiary located in the United States that constitutes our principal corporate office, any manufacturing plant or any manufacturing facility and has a book value in excess of .75% of our consolidated net tangible assets as of the determination date. Principal property does not include any property that our board of directors has determined not to be of material importance to the business conducted by us and our subsidiaries, taken as a whole.

     "restricted subsidiary" means any subsidiary that owns any principal property. "Restricted subsidiary" does not include:

     - any subsidiary primarily engaged in financing receivables or in the finance business, or

     - any of our less than 80% owned subsidiaries if the common stock of the subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or over the counter.

     "secured debt" means any of our debt or any debt of a restricted subsidiary for borrowed money secured by a mortgage on any principal property or any stock or indebtedness of a restricted subsidiary. Secured debt does not include:

     - mortgages on property existing at the time of acquisition of the property by us or any subsidiary,

     - mortgages on property, shares of stock or indebtedness or other assets of a corporation existing at the time it becomes a restricted subsidiary,

     - mortgages on property, shares of stock or indebtedness or other assets existing at the time of acquisition by us or a restricted subsidiary (including leases), or mortgages to secure payment of all or any part of the purchase price, or to secure any debt within 270 days after the acquisition thereof, or in the case of property, the completion of construction, improvement or commencement of substantial commercial operation of the property,

     - mortgages to secure indebtedness owing to us or to a restricted subsidiary,

     - mortgages existing at the date of the senior indenture,

     - mortgages on property existing at the time the person is merged or consolidated with us or a restricted subsidiary,

     - mortgages on property at the time of a sale or lease of the properties of a person as an entirety or substantially as an entirety to us or a restricted subsidiary,

     - mortgages incurred to finance the acquisition or construction of property secured by mortgages in favor of the United States or a political subdivision of the United States,

     - mortgages incurred in connection with asset acquisition or a project financed with a non-recourse obligation, or

     - mortgages constituting any extension, renewal or replacement of any mortgage listed above to the extent the mortgage is not increased.

SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the subordinated indenture to the prior payment in full of all senior debt, including any senior debt securities.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full of all senior debt.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior debt may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors.

     In the event of any acceleration of the subordinated debt securities because of an event of default, holders of any senior debt would be entitled to payment in full in cash of all senior debt before the holders of subordinated debt securities are entitled to receive any payment or distribution.

     We are required to promptly notify holders of senior debt if payment of the subordinated debt securities is accelerated because of an event of default.

     We may also not make payment on the subordinated debt securities if:

     - a default in the payment of senior debt occurs and is continuing, or

     - any other default occurs and is continuing with respect to designated senior debt that permits holders or their representatives of designated senior debt to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture.

     We may and shall resume payments on, and may purchase or redeem or make a sinking fund or defeasance payment on, the subordinated debt securities:

     - in case of a payment default, when the default is cured or waived or ceases to exist, and

     - in case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice if the maturity of the designated senior debt has not been accelerated.

     No new payment blockage period may start unless 365 days have elapsed from the effectiveness of the prior payment blockage notice.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

     The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

     If the trustee or any holder receives any payment that should not have been made to them in contravention of subordination provisions before all senior debt is paid in full, then such payment will be held in trust for the holders of senior debt.

     Senior debt securities will constitute senior debt under the subordinated indenture.

Definitions

     "designated senior debt" means certain existing senior debt and any of our other senior debt that expressly provides that it is "designated senior debt."

     "senior debt" means principal, premium and interest, including bankruptcy interest, and fees on the following:

          (1) our indebtedness evidenced by credit or loan agreement, note, bond, debenture or other written obligation;

          (2) our obligations for money borrowed;

          (3) our obligations evidenced by a note in an acquisition of any businesses, properties or assets;

          (4) capitalized leases;

          (5) leases for facilities, equipment or related assets for financing purposes, as determined by Sun;

          (6) certain types of off-balance sheet real estate leases;

          (7) interest rate and currency agreements;

          (8) letters of credit, bankers' acceptances or similar facilities;

          (9) obligations issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable in the ordinary course of business;

          (10) obligations of the type listed in 1 through 9 above of another person and all dividends of another person, which we have either assumed or guaranteed or are liable or which is secured by a lien on our property; and

          (11) any renewals or extensions listed in 1 through 10 above.

     However, senior debt shall not include:

     - subordinated debt securities, or

     - indebtedness if the terms of the indebtedness expressly provides that it is not superior in right of payment to the subordinated debt securities.

     "subsidiary" means:

     - any corporation of which more than 66 2/3% is owned by us or by one or more or our other subsidiaries, and

     - any partnership of which more than 66 2/3% of the equity capital or profit interest is owned by us or by one or more of our other subsidiaries.

                         DESCRIPTION OF PREFERRED STOCK

     The following description of preferred stock and the description of the terms of a particular series of preferred stock that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to the certificate of designations relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designations relating to that series. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

     As of June 18, 1999, there were no shares of preferred stock outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the following terms of the preferred stock:

     - designations, powers, preferences, privileges,

     - relative participating, optional or special rights, and

     - the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Any or all of these rights may be greater than the rights of the common stock.

     In May 1989, we paid a dividend of one share purchase right for each share of our outstanding common stock. Each right entitles the holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at a purchase price of $150.00. The number of rights, the shares of Series A Participating Preferred Stock that may be purchased under one right and the purchase price may be adjusted to prevent dilution. We are authorized to issue up to 3,000,000 shares of our Series A Participating Preferred Stock under our certificate of incorporation. No shares of Series A Participating Preferred Stock are outstanding.

     The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Sun or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

     The prospectus supplement will specify:

     - the maximum number of shares,

     - the designation of the shares,

     - the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative,

     - the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums,

     - the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Sun's affairs,

     - any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund,

     - the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment,

     - the voting rights, and

     - any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

     Preferred stock will be fully paid and nonassessable upon issuance. The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will have an aggregate principal amount equal to that of the preferred stock represented by the global certificate.

     Each global certificate will:

     - be registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement,

     - be deposited with such depositary or nominee or a custodian for the depositary, and

     - bear a legend regarding the restrictions on exchanges and registration of transfer and any other matters as may be provided for under the certificate of designation.

                              PLAN OF DISTRIBUTION

     We may sell the securities separately or together:

     - through one or more underwriters or dealers in a public offering and sale by them,

     - directly to investors, or

     - through agents.

     We may distribute the securities from time to time in one or more transactions at a fixed price or prices. These prices may be changed from time to time and may be set:

     - at market prices prevailing at the times of sale,

     - at prices related to such prevailing market prices, or

     - at negotiated prices.

     We will describe the method of distribution of the securities in the prospectus supplement.

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

     We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

     All preferred stock and debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of preferred stock and debt securities may make a market in the preferred stock and debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. Therefore, we cannot give any assurances to you as to the liquidity of the trading market for any preferred stock or debt securities.

     Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the issuance of our securities offered by this prospectus will be passed upon for Sun by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference and schedule included in our Annual Report on Form 10-K, as amended on Form 10-K/A, for the year ended June 30, 1998, as set forth in their report, which is incorporated by reference in this prospectus. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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  No dealer, salesperson or other person
is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations.
This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                         Page
                                         ----
Forward-Looking Statements.............   S-2
The Company............................   S-3
Capitalization.........................   S-4
Use of Proceeds........................   S-4
Selected Consolidated Financial Data...   S-5
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition............................   S-6
Business...............................  S-13
Description of the Notes...............  S-21
General Listing Information............  S-26
Underwriting...........................  S-28
Legal Matters..........................  S-29

                                   Prospectus

Summary................................     1
Where You Can Find More Information....     3
Risk Factors...........................     4
Use of Proceeds........................    10
Ratio of Earnings to Fixed Charges.....    10
Description of the Debt Securities.....    10
Description of Preferred Stock.........    21
Plan of Distribution...................    22
Legal Matters..........................    23
Experts................................    23

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                                 $1,000,000,000
                             SUN MICROSYSTEMS, INC.

                                $
                              % Senior Notes due 200

                                $
                              % Senior Notes due 200

                                $
                              % Senior Notes due 200
                            ------------------------
                                      LOGO
                            ------------------------
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                             ABN AMRO INCORPORATED
                         BANC OF AMERICA SECURITIES LLC
                             CHASE SECURITIES INC.
                               J.P. MORGAN & CO.
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